UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2007

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A. AND
TELE NORTE LESTE PARTICIPAÇÕES S.A.
(CONSOLIDATED)

FINANCIAL STATEMENTS FOR THE FISCAL YEARS
ENDED ON DECEMBER 31, 2006 AND 2005 AND
REPORT OF THE INDEPENDENT AUDITORS

BDO International is a world wide network of public accounting firms, called Member Firms, acting in 105 countries and 620 offices. Each BDO Member is an independent legal entity in its own country.  BDO Trevisan is the  member Firm of the BDO International network since 2004.

(Convenience translation into English from the original previously issued in Portuguese)

REPORT OF THE INDEPENDENT AUDITORS

To the Board and shareholders of
Tele Norte Leste Participações S.A.

1          We have audited the accompanying balance sheets of Tele Norte Leste Participações S.A. (Parent Company and Consolidated), as of December 31, 2006 and 2005, and the related statements of income, of changes in shareholders’ equity (Parent Company) and of changes in financial position for the years ended on those dates, all prepared under the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements. As explained in Note 16, the auditing of the financial statements of the indirect subsidiaries TNL PCS S.A. ("Oi") and Companhia AIX de Participações for the years ended on December 31, 2006 and 2005, used to calculate the equity adjustment and consolidated figures, was performed under the responsibility of other independent auditors. Our report, in as much as it refers to amounts taken from those other financial statements, is based exclusively upon the reports of the other independent auditors.

2          We conducted our audited in accordance with the auditing standards generally accepted in Brazil. Those standards require: a) that we plan and perform our work taking into consideration the significance of balances, the volume of transactions and the company's accounting and internal control systems; b) that we verify, on a test basis, evidence and records supporting the amounts and accounting information disclosed in the financial statements; and c) that we evaluate the accounting practices used and significant estimates made by the company's management, as well as the overall presentation of the financial statements.

3         In our opinion, based on our audits and on the reports of other independent auditors, the financial statements referred to in paragraph 1 represent fairly, in all material respects, the financial position of Tele Norte Leste Participações S.A. (Parent company and Consolidated) as at December 31, 2006 and 2005, the results of its operations, the changes in shareholders' equity (Parent company) and the changes in financial position for the years then ended, in accordance with the accounting practices adopted in Brazil.

4         Our audits were conducted for the purpose of an opinion on the financial statements referred to in paragraph 1, taken as a whole. The consolidated statements of cash flow and value added statements, along with the breakdown of financial information per business segment, are not a necessary part of the financial statements and are presented here for the purpose of providing additional information about Tele Norte Leste Participações S.A. and its subsidiaries. The consolidated cash flow and value added statements and the breakdown of financial information per business segment were subjected to the same auditing procedures described in paragraph 2 and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements, taken as a whole.

5         The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, March 6, 2007.

José Luiz de Souza Gurgel
Partner-acccountant
CRC RJ – 087339/O-4
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 “S” RJ

BALANCE SHEETS AS AT DECEMBER 31

In thousands of reais

			Parent Company		Consolidated
Assets	Note	2006	2005	2006	2005
Current
Cash and equivalent	10	687,230	2,170,552	4,687,248	3,771,167
Accounts receivable	11			3,804,499	3,710,743
Taxes deferred and unrecovered	13	348,045	307,314	1,170,091	1,607,188
Dividends and Interest on capital	16	540,240	811,813
Prepaid expenses	14	2,488	3,857	335,836	393,417
Inventory				170,760	159,324
Others		12,324	4,365	205,893	197,032

		1,590,327	3,297,901	10,374,327	9,838,871

Non-Current
Loans to subsidiaries	28	142,151	4,510	11,123	14,784
Debentures issued by subsidiary	28		343,919
Amounts receivable	12	11,809		281,137	105,978
Taxes deferred and unrecovered	13	179,523	171,484	2,135,071	1,673,179
Judicial deposits	15	6,036	4,295	1,199,666	812,387
Tax incentives		9,286	8,491	63,792	51,006
Prepaid expenses	14	82,448	94,886	211,171	261,657
Others		107	107	6,013	862

		431,360	627,692	3,907,973	2,919,853

Permanent
Investments	16	9,796,380	8,942,837	96,501	163,965
Property, plant & equipment	17	4,330	23,646	11,733,242	12,518,259
Intangible assets	18	3,098	3,357	1,309,222	1,293,782
Deferred assets	19			369,346	426,122

		9,803,808	8,969,840	13,508,311	14,402,128

		10,235,168	9,597,532	17,416,284	17,321,981

Total Assets		11,825,495	12,895,433	27,790,611	27,160,852

			Parent Company		Consolidated
Liabilities	Note	2006	2005	2006	2005
Current
Suppliers		9,810	2,242	1,971,464	1,802,058
Loans and financing	20	366,412	582,661	1,999,000	2,827,567
Payroll, taxes and benefits		1,453	1,452	138,080	130,464
Taxes payable and deferred	21	27,375	40,189	833,261	1,224,930
REFIS II – tax refinancing program	22	14,595	13,493	126,464	117,169
Dividends and Interest on capital	25	386,080	838,484	554,395	1,068,361
Debentures	24		1,224,816	92,868	1,224,816
Others		2,924	1,771	170,173	116,565
		808,649	2,705,108	5,885,705	8,511,930

Non-Current
Loans and financing	20	1,516,528	1,600,613	5,318,147	5,802,159
Taxes payable and deferred	21			199,222	121,198
REFIS II – tax refinancing program	22	152,037	154,045	766,128	825,443
Provisions for legal contingencies	23	1,206	3,337	2,224,035	1,833,511
Debentures	24			2,160,000
Others		69,201	73,489	109,319	121,393
		1,738,972	1,831,484	10,776,851	8,703,704

Unrealized earnings				12,902	21,250

		1,738,972	1,831,484	10,789,753	8,724,954

Minority interest				2,155,663	1,945,262

Shareholder’s equity	25
Capital stock		4,688,731	4,688,731	4,688,731	4,688,731
Capital reserves		25,083	24,288	25,083	24,288
Revenue reserves		4,564,060	3,645,822	4,245,676	3,265,687

		9,277,874	8,358,841	8,959,490	7,978,706

Total Liabilities and Shareholder’s equity		11,825,495	12,895,433	27,790,611	27,160,852

STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED ON DECEMBER 31
In thousands of reais

		Parent Company		Consolidated
	Note	2006	2005	2006	2005
Gross operating revenue	4			24,232,219	23,686,459

Deductions from gross revenue	4			(7,360,385)	(6,939,065)

Net operating revenue				16,871,834	16,747,394

Cost of goods sold and services rendered	5			(9,360,006)	(8,795,837)

Gross profit				7,511,828	7,951,557

Operating income (expenses)
Equity adjustment	16	1,491,109	1,450,227	163,261	53,964
Commercialization expenses	5			(2,592,528)	(2,680,225)
General and administrative expenses	5	(50,836)	(34,354)	(1,207,178)	(1,084,119)
Other operating income (expenses), net	6	(2,115)	(7,210)	(757,117)	(772,900)

		1,438,158	1,408,663	(4,393,562)	(4,483,280)

Operating income before net financial result		1,438,158	1,408,663	3,118,266	3,468,277

Financial income		219,583	532,751	732,678	908,249
Financial expenses		(411,858)	(839,203)	(2,022,349)	(2,524,302)

Financial income (expenses), net	7	(192,275)	(306,452)	(1,289,671)	(1,616,053)

Operating income		1,245,883	1,102,211	1,828,595	1,852,224

Non-operating income (expenses), net	8	(6,599)	5,612	(16,726)	(37,543)

Income before taxes and minority interest		1,239,284	1,107,823	1,811,869	1,814,681

Income tax and social contribution	9	8,920	(55,461)	(210,040)	(371,197)

Income before minority interest		1,248,204	1,052,362	1,601,829	1,443,484

Minority interest				(291,874)	(329,371)

Net income for the year		1,248,204	1,052,362	1,309,955	1,114,113

Shares outstanding at the balance sheet date (thousand)		382,121	382,121

Net income per share outstanding
at the end of the fiscal year (R$)		3.2665	2.7540

STATEMENT OF CHANGES IN THE SHAREHOLDERS’ EQUITY OF THE PARENT COMPANY

In thousands of reais

		Capital reserves		Revenue reserves
			Donations and
	Capital	Capital	subsidies for	Legal	Unrealized		Treasury	Retained
	stock	surplus	investment	reserve	Income	Investments	stock	earnings	Total
Balance at December 31, 2004	4,812,019	181,353	20,135	94,947		3,599,016	(302,287)		8,405,183
Lapsed dividends and interest on capital								30,648	30,648
Share buyback							(70,979)		(70,979)
Capital reduction (Notes 1 and 25)	(277,526)								(277,526)
Capitalization of reserves	154,238	(154,238)
Donations and tax incentives			4,153						4,153
Realization of capital reserve		(27,115)						27,115
Net income for the year								1,052,362	1,052,362
Proposed allocation of net income:
Legal reserve				52,982				(52,982)
Dividend (R$ 1.5000 per share)								(572,956)	(572,956)
Interest on capital (R$ 0.5549 per share)								(212,044)	(212,044)
Unrealized income reserve					272,143			(272,143)
Balance at December 31, 2005	4,688,731		24,288	147,929	272,143	3,599,016	(373,266)		8,358,841
Donations and tax incentives			795						795
Reversion of legal reserve				(365)				365
Reversion of unrealized income reserve					(272,143)			272,143
Net income for the year								1,248,204	1,248,204
Proposed allocation of net income:
Legal reserve				62,410				(62,410)
Interest on capital (R$ 0.7850 per share)								(299,966)	(299,966)
Dividend (R$ 0.0785 per share)								(30,000)	(30,000)
Investment reserve						1,128,336		(1,128,336)
			25,083	209,974		4,727,352	(373,266)
Balance at December 31, 2006	4,688,731		25,083		4,564,060				9,277,874

	2006	2005
Book value per share (R$)	24.2799	21.8749

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE FISCAL YEARS ENDED DECEMBER 31
In thousands of reais

	Parent Company		Consolidated
	2006	2005	2006	2005
Sources of Funds
From operations
Net income for the year	1,248,204	1,052,362	1,309,955	1,114,113
Expenses (Income) not affecting working capital:
Minority interest			291,874	329,371
Depreciation	2,732	4,423	3,012,262	3,213,812
Amortization of deferred assets			65,822	67,489
Amortization of premium			75,442	76,269
Amortization of discount			(6,451)	(6,451)
Equity adjustment	(1,261,863)	(1,453,227)	820	(66,379)
Residual value of permanent asset write off	744	86	11,876	9,741
Provision for losses on assets that have been shut down	5,855		9,601	40,462
Provisions for legal contingencies	(291)	3,790	1,052,218	926,577
Long term interest and monetary and exchange variations	(57,665)	92,262	244,748	258,804
Reversal of provision for losses on tax incentives			(4,746)
Interest on scheduled taxes – REFIS II	12,121	15,057	63,294	82,193
Long term deferred income tax and social contribution	(8,036)	77,489	(446,268)	29,240
Recognition of future earnings			(1,897)	(2,276)
Reversal of provision for uncovered liability - TNL Trading		13,184
Transfer to the allocation of resources	58,199	194,574

			5,678,550	6,072,965

From third parties
Tax incentives	795	4,153	160,334	83,417
Transfer from long term to current assets	447,806	464,797	621,201
Disposal of permanent asset			15,569	6,146
Dividends and interest on capital receivable	540,240	1,076,093
Lapsed dividends and interest on capital		30,648		42,920

	988,841	1,575,691	797,104	132,483

Total sources of funds	988,841	1,575,691	6,475,654	6,205,448

Uses of Funds
In operations	58,199	194,574
Increase in long-term assets	138,553		1,047,635	374,613
Share buyback		70,979		128,455
Increase in permanent assets
Investments	131,920	57,642	4,187	4,457
Property, plant & equipment and Intangible assets	(16,098)		2,327,033	2,447,393
Deferred assets			9,046	4,156
Transfer from long term to current liabilities,
mainly of loans and financing	157,416	2,392,514	(403,894)	3,825,040
Proposed dividends and interest on capital	329,966	785,000	329,966	989,319
Working capital of subsidiary excluded from the consolidation
(Contax Participações S.A. and subsidiary)				56,790

Total uses of funds	799,956	3,500,709	3,313,973	7,830,223

Net increase (reduction) in working capital	188,885	(1,925,018)	3,161,681	(1,624,775)

Net changes in working capital
Current assets
At the end of the year	1,590,327	3,297,901	10,374,327	9,838,871
At the beginning of the year	3,297,901	4,983,533	9,838,871	10,940,627

	(1,707,574)	(1,685,632)	535,456	(1,101,756)

Current liabilities
At the end of the year	808,649	2,705,108	5,885,705	8,511,930
At the beginning of the year	2,705,108	2,465,722	8,511,930	7,988,911

	(1,896,459)	239,386	(2,626,225)	523,019

Net increase (reduction) in working capital	188,885	(1,925,018)	3,161,681	(1,624,775)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

In thousands of reais, unless specified otherwise

1          BACKGROUND

Tele Norte Leste Participações S.A. (Company or "TNL") was created on May 22, 1998, upon the break up and auctioning of Telecomunicações Brasileiras S.A. ("Telebrás"), for the principal purposes of taking equity stakes in other companies and furthering the operational and financial management of its directly and indirectly controlled subsidiaries. TNL is a holding company, in which Telemar Participações S.A. (“Telemar Participações”) holds 17.48% of the total  capital and 52.45% of the voting capital.

TNL is registered with the CVM (Brazilian Securities Commission) as an open company and its shares are traded at the Bovespa (São Paulo Stock Exchange). The company is also registered with the SEC (American Securities and Exchange Commission) and its Level II ADRs (American Depositary Receipts) are traded at the New York Stock Exchange (NYSE). Approximately 50.52% of the company’s preferred shares are traded at the NYSE, in the form of ADRs.

Proposed Corporate Restructuring of the Telemar Group

The corporate restructuring proposed by the company on April 17, 2006 was rejected by the majority of the preferred shareholders who were present at the Extraordinary General Meeting held, at the 3rd call, on December 15, 2006.

More information can be obtained by referring to the minutes of the EGM or by accessing the following link:
http://www.telemar.com.br/ri/edite/EditeArquivo.asp?Nome=D_ARQUIVO_034&EditeCodigoDaPagina=2661

 (a)       The company’s principal business is divided in two segments:

Wireline services

Telemar Norte Leste S.A. (“TMAR”) is the leading provider of wireline services in its area of operation – Brazil’s Region I – comprising the states of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (with the exception of this region’s Sector 3, covering the 57 municipalities of the “Triângulo Mineiro [Minas Triangle]” and “Alto Paranaíba [Upper Paranaíba river valley]” areas in the state of Minas Gerais, where CTBC - Companhia de Telecomunicações do Brasil Central, operates). These services are provided under the terms of the concessions granted by ANATEL - National Telecommunications Agency, the regulatory body for the Brazilian telecom sector, which were in force until December 31, 2005. The concession contract signed by TMAR in 1998 could be extended for a further 20 years, under onerous title, with the concession holder having to pay, every two years, 2% of its net telecommunications revenue from the previous year to ANATEL. On December 22, 2005, new contracts were signed, extending the concession to TMAR and establishing new targets for quality and universal accessibility to telecoms services. For this new concession period, the principal changes in relation to the contract that prevailed between 1998 and 2005, are as follows:

  Local calls are now to be charged on the basis of minutes and the monthly subscription fee exemption is set at 200 minutes for residential lines and 150 minutes for non-residential lines;

  The index that has been adopted as the basis for future tariff readjustments is the IST - Telecommunications Sector Index. The IST will be announced every month by ANATEL and the composition of the index will be revised every two years. The readjustment of the tariffs for local and long-distance wireline services in 2006 was based on the IGP-DI inflation index, for the seven months of 2005 (June to December 2005), and on the IST for the first five months of 2006 (January to May 2006). The 2007 readjustment will be entirely based upon the IST;

  With regard to the targets for universal coverage, a PST (Telecommunications Services Posts) target was introduced, for the installation of 4,071 computers to provide the public with access to the Internet, while the public telephone density requirement was reduced from eight per thousand inhabitants to six per thousand inhabitants; and

  The AICE (Special Class Individual Access) was established, offering a pre-paid service at a lower monthly subscription fee than that of the Basic Plan, aimed exclusively at residential customers.

Until December 22, 2004, TNL held 80.89% of TMAR’s total capital, represented by 97.24% of the voting capital and 67.85% of the preferred shares. At a meeting of TNL’s Board of Directors, held on that date, approval was given for the capitalization of the subsidiary company Telemar Telecomunicações Ltda. (“TTEL”), through the transfer of the vast majority of its holding of TMAR preferred shares. Following this transaction, TNL held, directly, just 43.23% of TMAR’s total capital.

At a meeting of TNL’s Board of Directors, held on March 29, 2006, approval was given for the return to TNL of all the preferred TMAR stock that was in the hands of TTEL, with the consequent capitalization of that company’s revenue reserves and the reduction of its capital stock, by a total of R$ 4,104,045. Following this transaction, TNL once again held a direct stake of 80.89% in the total capital and 97.24% of the voting capital of TMAR.

Wireless services

TNL PCS S.A. ("Oi"), acquired by TMAR on May 30, 2003, has the corporate purpose of providing SMP (Personal Mobile Services) for an unlimited period, as long as the authorization terms are met. On March 12, 2001, the regulator ANATEL granted the company the right to use the corresponding radio frequencies for a period of 15 years, renewable for another 15 years, under onerous title, in return for the payment, every two years, of 2% of the previous year’s net revenue from SMP.
Due to regulatory conditions, the SMP authorization, together with the associated radio frequency rights, only came into effect as from June 26, 2002, when Oi began its commercial operations. Along with the authorization for SMP services, Oi was also authorized to provide STFC (Commutated Fixed Telephone Services), for an unlimited period, in the following forms: (i) national long-distance services in Region II, which covers the states of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District; in Region III, which relates to the state of São Paulo; and in Sector 3 of Region I; and (ii) international long-distance services throughout Brazil.

On November 30, 2005, an Extraordinary General Meeting of the shareholders of Oi approved the Protocol and Justification for the Amalgamation of Pegasus Telecom S.A., in view of the interest in proceeding with the corporate restructuring of the companies that make up the Telemar Group, and aiming to take advantage of the operational synergies between the two companies and the consequent significant gains to be made, such as the alignment of the various communications services provided and the transferring of rights granted for the provision of telecommunications services, especially for the transmission of data in Regions I, II and III, so that the licenses conceded would have a single title holder.

 (b)      Other subsidiaries

  Companhia AIX de Participações ("AIX"), acquired by TMAR on December 31, 2003, has the corporate purpose of providing pipeline infrastructure for the installation of optic fiber cables alongside highways in the state of São Paulo, thereby providing services for TMAR;
  On April 28, 2006, an Extraordinary General Meeting of the shareholders of TNL approved the Protocol and Justification for the Amalgamation of HiCorp Comunicações Corporativas S.A. by its parent company, TNL, in view of the interest in proceeding with the corporate restructuring of the companies that make up the Telemar Group (see Note 16);
  A TNL.Net Participações S.A. (“TNL.Net”), a direct subsidiary of TNL, has the corporate purpose of acquiring stakeholdings in other companies, both commercial and civil, as a partner or shareholder, that are involved in internet related activities, within Brazil or abroad;
  Telemar Internet Ltda. (trade name "Oi Internet"), fully owned by TMAR, has the corporate purpose of providing Internet access services and started its operations in January 2005;
  Telemar Telecomunicações Ltda. (“Telemar Telecomunicações”), fully owned by TNL, has the corporate purpose of acquiring direct or indirect stakeholdings in other companies, both commercial and civil, as a partner or shareholder, within Brazil or abroad;
  TNL Trading S.A. (“TNL Trading”), fully owned by TNL, has the corporate purpose of importing and exporting consumer goods. Its operations have been suspended since April 2005;
  TNL PCS Participações S.A. (“TNL PCS Participações”), fully owned by TNL, has the corporate purpose of providing telecommunications services, in any form whatsoever. The company has still not begun operating;
  Coari Participações S.A. ("Coari"), bought by TMAR in December 2003, has the corporate purpose of acquiring stakeholdings in other companies, both commercial and civil, as a partner or shareholder, within Brazil or abroad. This company has still not begun operating; and
  Calais Participações S.A. ("Calais"), bought by TMAR in December 2004, has the corporate purpose of acquiring stakeholdings in other companies, both commercial and civil, as a partner or shareholder, within Brazil or abroad. This company has still not begun operating.

All telephone services in Brazil are subject to regulation and supervision by ANATEL, in accordance with Law nº 9,472, of July 16, 1997.

2          PRESENTATION OF THE FINANCIAL STATEMENTS AND THE PRINCIPLES OF CONSOLIDATION

(a)        Preparation and presentation criteria

The financial statements were prepared and are presented in accordance with the accounting principles adopted in Brazil, based on the provisions of Brazilian Corporate Legislation and the regulations laid down by the CVM (Brazilian Securities Commission).

In preparing financial statements, it is necessary to utilize estimates in order to post the values of assets, liabilities and other transactions. The company’s financial statements therefore include estimates regarding the useful life of property, plant and equipment, the provisions needed to cover contingent liabilities, the provision for corporate income tax and similar items. The realized values may differ from the estimated ones.

Converging with international accounting practices, the CVM, in Resolution nº 488, approved IBRACON Pronouncement NPC nº 27, which introduces new standards governing the presentation and disclosure of financial statements.

According to the aforementioned pronouncement, assets must be classified as “Current” or “Non-Current”, with the latter subdivided into assets realizable over the long term, investments, fixed assets, intangible assets and deferred assets. Liabilities must be classified as “Current” or “Non-Current”.

In compliance with the CVM resolution, the accounts of the 2005 Balance Sheet were reclassified, in order to make them comparable with the 2006 figures.

The cash-flow statement was prepared in accordance with Technical Pronouncement NPC 20, issued by IBRACON (Brazilian Institute of Accountants), taking into consideration the principal transactions that affected the company’s cash and short-term investments. This statement is broken down into operating, investing and financing activities.

The value-added statement shows the results for the fiscal years ended on December 31, 2006 and 2005 from the point of view of the generation and distribution of wealth, the principal beneficiaries of which are the employees, the government, the community, third-party capital and the shareholders. This statement was prepared in accordance with Brazilian Accounting Standard – NBC T 3.7, approved by Federal Accounting Council Resolution nº 1,010/2005.

(b)       Principles of consolidation

The consolidated financial statements include the financial statements of the directly owned subsidiaries TMAR, TNL.Net, Telemar Telecomunicações, TNL Trading and TNL PCS Participações, and of the indirectly owned subsidiaries Oi, Telemar Internet, TNL, AIX, Coari and Calais. Moreover, the financial statements of AIX, a company under shared control, were consolidated proportionally to TMAR’s equity stake (50%), as outlined in Note 16. The principal consolidation procedures were:

  taking the sum of the balances of the asset, liability, revenue and expense accounts, according to accounting form;

  liminating the balances of the inter-company asset, liability and relevant revenue and expense accounts involving the consolidated companies;

  eliminating the TNL equity stakes in its subsidiaries; and

  highlighting the stakes of the minority shareholders in the equity and results.

3          MAIN ACCOUNTING PRACTICES

The most significant accounting practices utilized in the preparation of the financial statements are as follows:

(a)        Inverse absorption of premium

On December 14, 1999, Telemar Participações, the majority shareholder in TNL, subscribed to and paid in, through the transfer of its investment and corresponding premium, 100% of the capital stock of a new entity, subsequently absorbed by TNL. The objective was to ensure the realization of the tax benefits arising from amortization of the premium paid by Telemar Participações on its acquisition of TNL.

The transaction led to the setting up of a special premium on share subscription reserve, to the sum of R$ 2,464,787, with a corresponding deferred asset (premium), to be amortized over a period of 5 years, based on anticipated future profitability, as forecast by an independent firm. On March 6, 2001, the CVM issued Instruction nº 349, changing the method of recording premiums that was previously defined under CVM Instruction nº 319/1999. According to this new regulation, TNL would have to reduce the value of the premium to the amount of the tax benefit to be gained from amortizing that premium. Hence, the management adjusted its financial statements as from January 1, 2000, making a provision of R$ 1,599,647 in relation to the difference between the amount of the premium and the tax benefit to be derived upon its amortization, offsetting the special premium reserve account.

The absorption was carried out in order to avoid the amortization of the premium having a negative impact on the company’s future results and the distribution of dividends. Thus, the tax benefit from the amortization of the premium is passed on to Telemar Participações through the issuing of TNL stock, in accordance with the decision of TNL’s Board of Directors. On such occasions, the minority shareholders have the right to purchase new stock in proportion to their existing equity holdings in TNL, paying Telemar Participações the corresponding value of the shares passed on to them.

TNL had used all the tax benefits deriving from this absorption by December 31, 2004.

An extraordinary meeting of the Board of Directors was held on April 12, 2005, to approve the capitalization of the special  share premium reserve, to the sum of R$ 154,238, with the remaining balance, of R$ 27,115 realized against retained earnings.

(b)       Short-term investments

Short-term investments are recorded at cost plus the earnings accrued, on a pro rata basis, up to the balance sheet dates.

(c)        Accounts receivable

The accounts receivable arising from the provision of telecommunications services are assessed according to the prevailing tariff rates on the date that the service was provided. The accounts receivable also include the value of services provided to the customers that had not been billed at the balance sheet dates. The value of the unbilled services provided is assessed using the readings carried out on the closing dates of the fiscal years and through estimates based on the previous month’s figures. The respective taxes are also appraised and are recorded in the books on the accrual basis.

The charges levied on accounts in arrears are recognized in the accounts upon the issuing of the invoice for the first billing cycle following that of the payment in arrears.

Accounts receivable relating to the sale of mobile handsets and accessories are recorded upon the transfer of ownership, at the realized value.

(d)       Provision for doubtful debts

This is made for the purpose of recognizing probable losses in relation to accounts receivable, taking into consideration the measures that are taken to restrict the services provided to customers whose bills are overdue, as well as to obtain settlement of these accounts, once the delay exceeds 60 days, which increase progressively, as follows:

% loss
Accounts in arrears	provided for
1 to 60 days	Zero
61 to 90 days	40
91 to 120 days	60
121 to 150 days	80
151 to 180 days	100

As of 180 days in arrears, the accounts receivable and their respective provision for doubtful debts are written off the balance sheet.

(e)       Inventory

The stocks of maintenance materials are shown at the average acquisition cost, which is not to exceed the replacement cost. Those items that are to be used in the expansion of the telephone network are recorded at the average acquisition cost and are classified under fixed assets, as "Expansion inventory".

The stocks of materials that are for sale are shown at the average acquisition cost, which is not to exceed the replacement cost. Potential losses arising from a difference between the cost to Oi of the mobile handsets and their eventual sale price are recognized at the moment of the effective sale, since such losses are considered to be part of the effort to attract new customers. Provisions for losses are made in relation to stocks that are considered to be obsolete.

(f)        Pre-paid expenses

Discounts on the sale of post-paid handsets by Oi are considered as pre-paid expenses, since they represent part of the effort to attract customers to the customer base for a minimum contractual period. These amounts are amortized over a period of twelve months, since these contracts provide for reimbursement in the event of disconnection or migration to a pre-paid plan prior to completing one year. Moreover, the handsets have no economic value or utility other than enabling the providing of the services specified in the contracts entered into with Oi. Discounts for customers on pre-paid plans are not deferred, as these contracts do not provide for an early cancellation fee.

The FISTEL (Telecommunications Supervision Fund) fee, paid by Oi on the number of telephones in service, is also recorded as a pre-paid expense, and is amortized against the net earnings during the average customer retention period, which is estimated by the management to be 24 months.

Financial charges paid in advance, with regard to loans and financing, are amortized over the period that the contract is in effect. Furthermore, premiums paid on insurance policies are also treated as pre-paid expenses.

(g)       Investments

Investments in fully-owned or joint subsidiaries are assessed by the equity adjustment method, in line with CVM Instruction n° 247/1996. Other investments, which are basically tax incentives, are recorded at cost, less a provision for adjustment to the realization value.

(h)       Property, plant & equipment

These fixed assets are shown at their acquisition or construction cost, less accumulated depreciation.

Financial charges relating to the construction of fixed assets have been capitalized in accordance with the criteria set down in CVM Resolution nº 193/1996. Such capitalization was effected by TMAR until September 2002, since which time there have been no further capitalizations, due to the short duration of the work carried out and the fact that it was not directly financed by third parties. In the case of Oi, capitalization occurred until December 2002, when this practice was discontinued for lack of work-in-progress of significant duration. The greater part of Oi’s expansion is done on the basis of turn-key contracts. At TMAR, up to December 31, 1999, in compliance with Ministry of Communications regulations, the interest was calculated monthly, at the rate of 12% p.a., on the outstanding balance of the work-in-progress, capitalized up to the limit of the corresponding financial expenses. The interest calculated at 12% p.a. that exceeded the financial expenses on the loans taken out to finance the work-in-progress was recorded in a capital reserve account under shareholders’ equity.

Spending incurred for maintenance and repairs is only capitalized when it clearly represents an increase in installed capacity or in the useful life of the item, while all other spending is recorded against the income for the period. Up to the present date, the capitalization of these amounts has not had any significant impact on the financial statements, given that the greater part of the maintenance costs represent no real increase in useful life and obsolescence is the principal determinant in this regard.
Depreciation is calculated by the straight-line method, at rates that take into consideration the expected economically useful life of the item, based on wear and tear, technological obsolescence and the reports of specialists (see the depreciation rates and more on useful life in Note 17).

Intangible assets

Intangible assets are shown at their acquisition cost, less accumulated amortization.

The amortization is calculated by the straight-line method, at rates that take into consideration the expected economically useful life of the item or, in the case of usage rights, according to the period of such authorization.

(j)        Loans and financing

The value of loans and financing is updated in line with the monetary and exchange variations, plus the interest incurred up to the balance sheet dates. The results of currency swap operations are determined and recorded on a monthly basis, independent of their settlement dates.

(k)       Remuneration, payroll taxes and benefits

Provision is made for the amounts due to employees in relation to vacation pay, proportional to the period to which it corresponds, together with the corresponding payroll taxes.

The subsidiaries TMAR, Oi and Oi Internet have profit sharing schemes, in which all the employees who have been with the company for the last eight months of the year in question participate (for more details, see Note 27).

(l)        Provisions for legal contingencies

Provisions are made in order to cover the contingent risk of anticipated "probable losses", based on the opinion of the management and of its internal and external legal advisors, and the amounts recorded are based on estimates of the costs to be incurred in bringing the proceedings to a close. The grounds, amounts involved and the nature of the main provisions are described in Note 23.

(m)      Employee benefits

TNL and its subsidiaries TMAR, Oi and Oi Internet sponsor retirement schemes for the benefit of those employees who opt for them. The PBS-Telemar and TelemarPrev schemes are run by the Fundação Atlântico de Seguridade Social (Atlantic Social Security Foundation), while the PBS-Assistidos scheme is run by the Fundação Sistel de Seguridade Social (Sistel Social Security Foundation), and their costs are recognized in the financial statements in accordance with CVM Resolution nº 371/2000, which means, in the case of the defined benefit schemes (PBS-Assistidos and PBS-Telemar), over the working life of the participants, and in the case of the defined contribution scheme, in line with the monthly contribution payments, based on actuarial calculations approved by the SPC - Supplementary Social Security Department (for more details, see Note 27).

(n)       Operating revenue

The revenues are recognized upon the rendering of the service or the definitive transfer of ownership of the merchandize. The services provided between the billing date ("cycle") and the end of each month are quantified and recognized in the corresponding month.

Revenue sources include the renting of networks to other operators, charges for services based on the number and duration of the calls (the tariffs for local and long-distance calls are based on the time, duration and distance), network services, interconnections, maintenance and additional services. They also include terminal connection fees and pre-paid phone cards. In view of the low margins obtained from connection fees, the management considers that it would not be appropriate to defer this revenue in future. The revenue from the pre-paid phone cards used in fixed public telephones are recognized upon the sale of the card, while the costs are recognized when they are incurred. In view of the circulation of these cards, non-recurring impacts will not have a significant effect on the financial statements. The revenue from calls made from pre-paid mobile phones are recognized when the credits are effectively used.

The revenues from the utilization of the TMAR and Oi networks by other operators are recorded on the basis of the DETRAF (Document for the declaration of traffic and rendering of services), issued by a third party, as well as in accordance with ANATEL’s guidelines for the quantifying of such revenues.

(o)       Financial income and expenses

This is, in large part, interest and monetary and exchange variation in relation to financial investments, loans, financing, debentures and derivatives, calculated and recorded in the books on the accrual basis.

In order to meet legal requirements, interest on capital that will count towards the compulsory minimum dividend has been recorded under financial income and expenses and will be reversed to investments and retained earnings, since it is, effectively, the distribution of earnings. So as not to affect the financial indicators, and to allow a comparison to be made between different fiscal years, the reversals are presented under financial income and expenses, thereby canceling out their effects.

(p)       Income tax and social contribution

The provisions for income tax and social contribution payable and deferred in relation to timing differences, tax losses and negative social contribution  bases are made at the statutory rate of 34%. Income tax and social contribution paid in advance is recorded under "Deferred and unrecovered taxes". TNL and its subsidiaries carry out technical studies that envisage the generation of future earnings in line with the management’s expectations, considering the continuity of the companies and the sustaining of earnings over indeterminate periods, including in perpetuity. These future results are adjusted to their present value and compared with the nominal amounts of tax credits recoverable over a ten-year period. These technical studies are updated annually and the tax credits are adjusted according to the results of these reviews. The studies have to be approved by the administrative bodies (for more details and the forecasts, see Note 13).

(q)       Reclassification

Certain accounts in the financial statements for the fiscal year ended on December 31, 2005 have been reclassified in the balance sheet, for the purpose of comparison with the present fiscal year, as shown below:

  Judicial Deposits – the sum of R$ 204,433 (Consolidated), under “Others” in the long term assets, has been reclassified as “Judicial Deposits”.

  Grouping of shares – the sum of R$ 90,318 (Consolidated), under the item “Suppliers”, in short-term liabilities, has been reclassified under long-term liabilities as “Others”.

  ICMS Covenant 69 – the sum of R$ 117,480 (TMAR), under the item “Taxes payable and deferred”, in short-term liabilities, has been reclassified under long term liabilities, with the same title.

  In compliance with CVM Resolution no 489/2005, the sum of R$ 104,555 (Consolidated), recorded in long term assets under the item “Judicial Deposits”, has been offset against the item “Provisions for legal contingencies”, under long term liabilities.

4          OPERATING REVENUE

	Consolidated
Wireline services	2006	%	2005	%
Local:
Subscriptions	6,660,914	27.5	6,644,723	28.1
Excess pulses	2,477,362	10.2	2,690,745	11.4
Fixed-to-mobile calls (VC-1)	2,649,998	10.9	2,662,498	11.2
Collect calls	34,929	0.1	82,078	0.3
Connection fees	69,161	0.3	39,579	0.2
Other revenues	6,452		20,712	0.1
Long-distance:
Intra-sectorial	1,748,794	7.2	1,886,476	8.0
Inter-sectorial	502,306	2.1	597,740	2.5
Inter-regional	670,110	2.8	652,745	2.8
International	78,634	0.3	81,201	0.3
Fixed-to-mobile calls (VC-2 and VC-3)	703,061	2.9	576,969	2.4
Public phone cards	1,117,086	4.6	1,111,055	4.7
Advanced voice (largely 0500/0800)	234,220	1.0	239,906	1.0
Additional services	575,542	2.4	547,001	2.3

	17,528,569	72.3	17,833,428	75.3
Wireless services
Subscriptions	746,360	3.1	461,290	1.9
Outgoing calls	1,402,991	5.8	957,039	4.0
Sale of handsets and accessories	318,785	1.3	767,319	3.2
Domestic roaming	51,367	0.2	45,907	0.2
International roaming	68,389	0.3	74,966	0.4
Additional services	276,816	1.1	181,219	0.8

	2,864,708	11.8	2,487,740	10.5
Revenues from use of the wireline network
Fixed-to-fixed calls	549,089	2.3	789,950	3.4
Mobile-to-fixed calls	166,111	0.7	245,488	1.0

	715,200	3.0	1,035,438	4.4
Revenues from use of the wireless network
Fixed-to-mobile calls	224,114	0.9	191,720	0.8
Mobile-to-mobile calls	385,476	1.6	74,314	0.3

	609,590	2.5	266,034	1.1
Data communication services
ADSL ("Velox")	915,393	3.8	669,549	2.8
Transmission (“EILD”)	520,976	2.1	401,110	1.7
Dedicated line services - SLD	279,737	1.2	283,308	1.2
IP services	229,222	0.9	261,807	1.1
Bundling and frame relay	263,912	1.1	249,224	1.1
Others	303,526	1.3	196,017	0.8

	2,512,766	10.4	2,061,015	8.7

Other services	1,386		2,804

Gross operating revenue	24,232,219	100.0	23,686,459	100.0

Deductions from gross revenue
Taxes	(6,694,362)	(27.6)	(6,613,965)	(27.9)
Other deductions	(666,023)	(2.7)	(325,100)	(4.9)

Net operating revenue	16,871,834	69.7	16,747,394	67.2

Description of the services

(a)        Wireline services

(i)         Local

Local services also include certain additional services, such as messages, ‘follow me’ and conferencing, as well as value-added features, such as ISDN – Integrated Services Digital Network ("DVI"), which enables the transmission of voice, data, images and sound over a single digital line, thus allowing the customer to talk on the phone while simultaneously using the internet, for example.

The measured services include all calls where the origin and destination are within a single local area of Region I, bearing in mind that the monthly subscription fee carries an exemption covering the first 100 pulses. The revenue from excess pulses refers to the charges for pulses in excess of this 100 pulse exemption. The billing for pulses is calculated as follows: (i) at the normal rate, using the Karlsson Incremented method (KA – 240; multi-measurement), whereby a charge is made for a completed connection, at a defined rate per pulse, with an additional pulse charged every 240 seconds. The initial charge is made when the call is begun; and (ii) at a reduced rate, using the simple measurement method, whereby a charge is made for a completed connection, regardless of the call’s duration. The reduced rate applies to working days, between 12:00 pm and 6:00 am, Saturdays, between 12:00 pm and 6:00 am and from 2:00 pm on, and Sundays and public holidays.

TMAR also offers business clients with PABX – Private Automatic Branch Exchange (switchboard) systems a direct dial service (automatic transfer of outside calls to extensions). For companies that need a large number of lines, TMAR offers digital trunk services, which optimize the client’s telephone system.

Since August 2002, TMAR has been authorized to provide local services in Regions II and III and in Sector 3 of the PGO (General Licensing Plan). However, the revenues from such services are not significant.

(ii)        Fixed-to-mobile calls

Refers to calls made from customers’ fixed phones to customers’ mobile phones. These services also include collect calls made by mobile phone customers to fixed line customers.

 (iii)      Long distance

Each state within TMAR’s operating region is divided into various local areas. The calls made from one local area to another are designated “national long-distance calls”. The STFC national long-distance service includes intra-sectorial and inter-sectorial calls (calls between two distinct sectors, even if they are both located within the same state).

  Intra-sectorial and inter-sectorial long-distance service

 Until July 1999, Embratel was the exclusive operator for inter-state long-distance services, but the company was not authorized to provide intra-state long-distance services. At that time, ANATEL enhanced the competition between the operators of long-distance wireline telephony, by requiring the customer to choose the operator for each long-distance call made, by dialing the operator code (CSP) before the national prefix  (CN) and the number of the phone being called. At the same time, Embratel was authorized to provide an intra-state long-distance service throughout the country, including the states of Region I, while TMAR initiated inter-state long-distance services between the states in Region I.

  Inter-regional long-distance service

The inter-regional long-distance service corresponds to calls where the origin and destination are in distinct regions of the PGO. Having attained certain universal coverage targets in the 2Q2002, TMAR began, in July 2002, to provide inter-regional long-distance services originating in Region I and, in February 2003, services originating in Regions II and III and in Sector 3 of the PGO. To this end, TMAR signed interconnection contracts with other local wireline operators, to be able to directly interconnect with their networks.

Furthermore, since July 2002, TMAR has been providing international long-distance STFC services originating in Regions I, II and III, through the license obtained by Oi, although the customer making the calls access these services using CSP 31. For this purpose, the company signed various international contracts to interconnect its network with those of the leading telecom operators abroad.

(iv)       Public telephone phone cards

TMAR owns and operates public telephones throughout Region I, with the exception of GPO Sector 3. On December 31, 2006, TMAR had approximately 577,139 public telephones in service (2005 - 615,920), all of them using pre-paid cards (unaudited figures).

(v)        Advanced voice services

Comprise the 0300, 0500 and 0800 services, through which business deals can be arranged or problems solved by calling a number with one of these prefixes, at a predetermined tariff, to be paid either by the caller or by the company offering the service.

(vi)       Additional services

 Other services that are provided include changing or reorganizing lines, 102 directory inquiries, call blocking, follow-me, messages, and call waiting, among others.

(b)       Wireless services

The revenue from wireless services comes from: (i) the utilization rates for outgoing calls and additional services, such as internet access, data transmission, short messages, call transfer, call waiting and call blocking; (ii) monthly subscriptions;  (iii) roaming fees; and (iv) the sale of handsets and accessories. The post-paid services include messages, call identification, conferencing, follow-me, call waiting and special services, depending on the type of handset and whether it has WAP – Wireless Application Protocol or GPRS – General Packet Radio Service. The services are offered at reduced rates at certain times of day.

The WAP portal is a channel for making services and content available to the customer, and the following are just some of the facilities available: sending and receiving e-mails; setting up contact groups; access to banking facilities; and purchasing tickets for events. The WAP portal can also be used on-line to schedule personal activities or to start up contact groups.

Depending on the handset model, customers can have access to the GPRS service, which is available in all the main towns and cities in Region I. This service enables internet access over a mobile phone, laptop or palm pilot, allowing the customer to hook up to the internet even while speaking on the phone.

Customers on post-paid plans pay a monthly subscription fee and the services provided are billed on a monthly basis, while the customers on pre-paid plans purchase cards, the prices of which vary according to the number of minutes of use they allow. These cards are valid for a limited period of time, once the credit is activated.

Mobile telephone services in Brazil are provided on the basis of "the caller pays", meaning that the customer only pays for the calls s/he makes, plus any relevant roaming fees.

The tariffs vary according to the plan adopted, the origin of the call, its destination and its duration.   The minimum charge for a call is 30 seconds, even if the call doesn’t last that long. After the first 30 seconds, the user is charged for every additional 6 seconds.

Oi also earns revenue from roaming contracts with other domestic and international mobile telephone operators.

Oi’s billing may be broken down as follows:

(i)         Subscriptions and outgoing calls

Covers the charges for services based on the number and duration of local and national long-distance calls made, together with the revenue from subscriptions to the post-paid plans.

(ii)        Sale of handsets and accessories

Refers to the revenue from the sale of mobile phones, Simcards and other accessories.

(iii)        National and international roaming

Refers to the revenue from roaming contracts with other national and international mobile telephone operators. Every time another mobile operator’s subscriber makes a call within Region I, that operator will pay a contractually agreed fee to Oi, and the inverse occurs if an Oi customer makes a call from another area. The fee is then charged to the Oi subscriber.

(iv)       Additional services

            Refer mainly to shared-network services and other value-added services, such as sending text messages.

(v)        Data communication services

Refer mainly to EILD (Industrial Use of Dedicated Lines) services, and especially the transmission of data in Regions I, II and III.

(c)        Remuneration for the use of the wireline network

TMAR has contracts covering interconnection and voice traffic with service providers to fixed and mobile subscribers (including individual and special mobile services). The operators are not allowed to discriminate in any way in providing interconnection services. It is a regulatory requirement that the terms of the contracts be freely negotiated between the parties, though they are subject to the review and approval of the regulator, ANATEL. If the parties are unable to reach an agreement, either of them may request ANATEL to arbitrate the defining of the contractual terms. Should ANATEL not approve any contractual provision, it may demand alterations, as a condition of its ratification.

The services provided under the use of the TMAR network are largely related to competition in the long distance market. Consequently, TMAR’s main network use customers are long distance operators, who pay to use the network to provide such services to their subscribers, whether it be local or long distance. Whenever a slice is won of the long distance operators’ market, this is reflected by an increase in the revenue from TMAR’s long-distance services and a reduction in its revenue from network use, though with a positive net effect on total revenue, due to the difference in the tariffs for the two kinds of service.

Although TMAR holds 32 concessions, with separate accounting records (16 local and 16 long distance concessions), because the consolidated balances in these financial statements represent a single legal entity, there is no disclosure of the transactions between the separate concessions, such as, for example, the amounts relating to the TU-RL (tariff for use of the local network) that is charged by the local concession to the long-distance concession. The consolidated figures also do not show the revenues and expenses of transactions between TMAR and Oi, which are eliminated in the consolidation process.

(d)       Remuneration for the use of the wireless network

Oi’s wireless network is directly interconnected with the national and international long distance wireline networks of all the companies operating in Region I and of all the Band A, B and E mobile operators in Region I.

Oi has contracts for roaming with all the other mobile telephone operators in Brazil, thus providing its subscribers with automatic access to roaming services when they are traveling in areas of Brazil where mobile services using GSM (Global System for Mobile Communications) technology are available. Most of the revenue from the growth of the pre-paid customer base represents interconnection tariffs charged when the customers of other wireline or wireless operators utilize the Oi network to make calls to customers in Region I.

With the migration of the mobile operators to the SMP system, customers may now choose the operator code (CSP) for each call made.

Up until July 12, 2006, in dealings between mobile operators within the same area, network usage charges would only become due when the traffic originating from one of any two parties, in either direction, represents more than 55% (fifty-five percent) of the total traffic between those two operators. With the publication of Resolution nº 438 in the DOU (government official gazette) of July 10, 2006, there was a significant change in the system of remuneration for use of the mobile network. As from July 13, 2006, the system of full billing came into force, whereby the VU-M (value of mobile network use) is due to a mobile operator whenever its network is utilized as the origin or destination of a call.

(e)       Data communication services

TMAR provides its clients with a variety of customized high speed data transmission services. These data transmission services include interconnection between local area networks at transmission speeds of 34 Mbps or more, videoconferencing, the transmission of video/still pictures, multimedia applications and dedicated internet access through internet service providers, as well as private network services that allow clients to avail themselves of networks such as intranet or extranet. TMAR also provides SLD (dedicated line services), leasing these lines to other operators, as well as internet providers and business clients. Other operators, especially those providing wireless telephony, also lease trunk lines from TMAR to use in their independent networks (EILD).

Data transmission services are provided utilizing TMAR’s regional data transmission network and multiple service network platform, as well as the national radio and optic fiber network of Pegasus (absorbed by Oi, as per Note 1).

TMAR provides its data communication services, in the main towns and cities of Region I, utilizing ISDN (Integrated Services Digital Network) and ADSL (Asymmetrical Digital Subscriber Line) technology. ISDN lines began to be offered to residential customers in January 2000, and ADSL subscriptions became available to small and medium-sized companies in April 2001. In recent years, TMAR has placed emphasis on the commercializing of its ADSL-based service, going by the name of "Velox", as a means of accessing the internet for the residential segment. The ADSL technology allows voice and data to be transmitted at high speed over a single pair of copper wires in the access network. Since voice transmission over the wirelines utilizes just one of the many possible frequency bands, the remaining bands can be utilized for data transmission.

An ADSL modem is installed on the customer’s conventional line and this, in turn, is connected to a DSLAM (Digital Subscriber Line Access Multiplexer) at the telephone exchange. Customers can use the telephone line and the internet simultaneously and pay a rental fee for the modem plus a fixed monthly subscription fee, independent of the amount of their internet use. The tariffs for the data communication services are determined in accordance with market criteria, and are not regulated by ANATEL.

Tariff readjustments (unaudited)

The tariffs for telecoms services are subject to broad control. The concessions establish a ceiling mechanism for annual tariff readjustments (net of tax), based on the weighted average of the tariffs in the baskets of local and long distance services. The interconnection tariffs are also readjusted annually.

On July 11, 2006, in accordance with Act nº 59,517, ANATEL ratified the following tariff readjustments, with the new tariffs for the local basket of services coming into effect as from July 14, 2006.

  Connection:  -0.5134%
  Subscription: -0.5134%
  Local pulse: -0.5134%
  Phone card credits: -0.43%
  LDN basket:  -2.86% (i)
  TU-RL: -0.5134% (ii)
  TU-RIU: -2.86%  (ii)

(i)   ANATEL ratified the readjustment of the LDN (National Long Distance) basket on July 14, 2006, in accordance with Act nº 59,665, with the new tariffs coming into effect as from July 20, 2006.

(ii)  As from January 2006, the TU-RL (Local Network Usage Tariff) was set at the equivalent of 50% of the minute-based tariff for local calls and the TU-RIU (Intercity Network Usage Tariff) was set at the equivalent of 30% of the Level 4 (+ 300 km) LDN tariff.

	Average tariff
	in reais (including taxes)
	Present	Previous
Local services
Connection (i)	52.91	33.80
Residential subscription	39.30	39.87
Non-residential subscription (i)	65.87	65.80
Trunk subscription (i)	65.87	56.13
AICE subscription (iii)	23.57
Local pulse (average)	0.15040	0.15240
Phone card credit	0.11600	0.11650

Long distance services (Km) (ii)
0 – 50	0.33581	0.37575
50 – 100	0.43290	0.49313
100 – 300	0.48859	0.53463
+ 300	0.53537	0.58872

(i) The tariffs in effect for these services prior to July 2006 were promotional.

(ii) Weighted as per the number of minutes of a peak time long-distance call.

(iii) Following ANATEL instructions, on July 1, 2006, TMAR launched the AICE (Special Class   Individual Access) service, in cities with more than 500,000 inhabitants (see Note 1).

The estimated average values of the tariffs for fixed-to-mobile services (VC-1, VC-2 and VC-3), including taxes, are:

  VC-1 = R$ 0.7163
  VC-2 = R$ 1.5023
  VC-3 = R$ 1.7093

The VC-1 tariff relates to local fixed-to-mobile calls, with origin and destination both within the same area (normally the same town or city). The VC-2 tariff relates to long distance fixed-to-mobile calls within the same state, and the VC-3 tariff relates to long distance fixed-to-mobile calls between different states.

The VC-1 value shown above includes a 7.99% readjustment that was authorized by ANATEL on July 15, 2005. The values of the VC-2 and VC-3 tariffs for the SMP were also readjusted by 7.99%, as from March 30, 2006.

The principal tariffs for services under Oi’s most popular plans are shown below:

Oi 40
Values in reais
(including taxes)
Subscription (including 40 minute exemption) (i)	R$ 40.41 per month
Mobile-to-Fixed and Mobile-to-Mobile (Oi)	R$ 0.90 per minute
Mobile-to-Mobile (other operator)	R$ 0.95 per minute
Additional charge – call shift	R$ 1.33 per call

(i)   In September 2006 there was an average readjustment of 7.99% in the promotional value of the Oi 40 subscription.

Oi Controle
Values in reais
(including taxes)
Subscription Oi Controle	R$ 37.26 per month
Mobile-to-Fixed and Mobile-to-Mobile (Oi)	R$ 0.86 per minute
Mobile-to-Mobile (other operator)	R$ 0.98 per minute
Additional charge – call shift	R$ 1.33 per call

The value of the mobile-to-fixed and mobile-to-mobile tariff for the pre-paid service is R$ 1.06 per minute.

5          COST OF SERVICES RENDERED AND GOODS SOLD, AND OPERATING EXPENSES – BY TYPE

Cost of services rendered and goods sold	Consolidated
	2006	2005
Interconnection (i)	2,792,258	2,393,539
Depreciation (ii)	2,761,663	2,929,692
Network maintenance (iii)	1,378,226	1,046,217
Rents and insurance (iv)	598,816	519,152
Cost of handsets and other items for resale (v)	578,443	835,468
Third-party services (vi)	348,276	340,134
Materials (vii)	288,353	309,092
Personnel	192,121	202,064
Concession Contract renewal fee – ANATEL (Note 1)	139,135
Other costs and expenses (ix)	282,715	220,479

	9,360,006	8,795,837

Commercialization of services	Consolidated
	2006	2005
Third-party services (vi)	1,536,166	1,590,343
Provision for doubtful debts	474,508	505,728
Marketing (viii)	309,867	291,808
Personnel	181,409	176,886
Depreciation (ii)	48,198	56,542
Materials (vii)	5,826	33,147
Rents and insurance (iv)	1,810	4,266
Other costs and expenses (ix)	34,744	21,505

	2,592,528	2,680,225

General and administrative	Parent Company		Consolidated
	2006	2005	2006	2005
Third-party services (vi)	27,294	14,588	603,244	526,486
Personnel	13,875	14,339	272,068	215,493
Depreciation (ii)	2,732	4,423	202,401	227,578
Rents, insurance and similar (iv)	6,935	1,004	102,601	88,824
Materials (vii)			10,649	8,250
Other costs and expenses (ix)			16,215	17,488

	50,836	34,354	1,207,178	1,084,119

(i)      The interconnection costs basically relate to fees charged by the other mobile telephone operators for the use of their networks, which substantially reduces the margin on fixed-to-mobile services (VC-1, VC-2 and VC-3). With the publication of ANATEL Resolution no 438/2006, in July 2006, approving the new regulations governing Remuneration for the Use of SMP Provider Networks, the offsetting of traffic was discontinued, to be replaced by the process of full recognition of traffic revenues and expenses.

(ii)     The costs associated with the depreciation of commutation and transmission equipment have been declining, due to the gradually increasing amount of TMAR equipment that has been fully depreciated.

(iii)      The cost of network maintenance is largely made up of spending on the hiring of services for the maintenance of the network, without any increase in its useful life. The increase in this spending is due to the expansion of the “Velox” installations and of the Oi network subscriber base, as well as increased spending on the external network, brought about by the changing profile of the contractors engaged, as contracts are renegotiated.

(iv)    The costs related to rents and insurance basically represent the amounts being paid for the renting of circuits, mobile platforms, electricity poles, satellite, right of use and the dedicated lines of other telephone service providers, as well as of the areas in which Oi’s transmission towers are installed.

TMAR has a network rental contract with Oi for the providing of STFC (commutated fixed telephone service) using WLL (Wireless Local Loop) technology, spending on which amounted to R$ 84,391 in 2006 (2005 - R$ 81,253).

In August 2005, TMAR and Oi signed a contract for the reimbursement of the costs incurred by the assignment of the network means of promoting long distance STFC traffic outside Region I. This reimbursement, amounting to R$ 84,979, relates to the discounts allowed by Oi on inter-regional and international calls made by TMAR corporate clients in Regions II and III.

(v)    Refers to the cost of selling mobile handsets, Simcards (Subscriber Identity Module Cards) and other Oi accessories, the reduction in which was due to the drop in the mobile handset sales volume brought about by the encouragement of direct sales by the supplier to the respective sales outlets.

(vi)    The cost of third-party services relates basically to professional consulting and legal advice, sales commissions and agency fees, postage and collection fees, electricity and the operation of the contact center.

(vii)    The cost of materials largely relates to those materials utilized in the maintenance of the network, without any increase in the useful life of the items, as well as spending on fuels and lubricants.

(viii)   The increased marketing expenditure is related to the commercial campaigns carried out by TMAR, particularly in regard to the product “Velox”, and to the launching of Oi Internet. Additionally, Oi has been strongly promoting its brand, through sponsorship and merchandising for a variety of sporting and fashion events, as well as through programs that are televised nationwide.

(ix)    This item largely refers to spending on the FISTEL fee for connecting terminals and maintaining network equipment, and to indemnifications, donations and fines. The increase since 2004 is mainly due to the expansion of the Oi network customer base.

6          OTHER OPERATING REVENUE (EXPENSES), NET

	Parent Company		Consolidated
	2006	2005	2006	2005
Other operating revenues
Renting of infrastructure (i)			198,192	163,092
Fines levied on accounts in arrears (Note 11)			169,405	173,987
Allowances obtained (ii)			63,524	30,751
Technical and administrative services		30	42,863	41,720
Expenses recovered		868	37,457	97,553
Amortization of discount on the acquisition of AIX (Note 16)			6,451	6,451
Other revenues			26,558	6,362

		898	544,450	519,916

Other operating expenses
Provisions for legal contingencies (iii)	500	(3,147)	(620,175)	(574,256)
Taxes (iv)	(32)	(110)	(383,037)	(344,851)
Amortization of premium paid on the acquisition of Pegasus (Note 16)			(75,442)	(76,269)
Amortization of deferred assets (Note 19)			(65,822)	(67,489)
Employee profit sharing (Note 27b)			(52,963)	(50,682)
Spending on fines	(2,432)	(1,988)	(10,221)	(35,908)
Other expenses	(151)	(2,863)	(93,907)	(143,361)

	(2,115)	(8,108)	(1,301,567)	(1,292,816)

	(2,115)	(7,210)	(757,117)	(772,900)

(i)      Refers to the rent charged to the mobile telephone operators for the utilization of buildings and infrastructure belonging to TMAR and Oi for the installation of ERBs (radio base-stations). The growth in this other operating revenue is linked to the expansion of the mobile telephone network in Region I.

(ii)      This item refers to bonuses received from Oi and TMAR’s suppliers, in accordance with contractual clauses regarding the meeting certain handset and equipment purchase volumes.

(iii)      The structure of the provisions for legal contingencies, and the changes that occurred during the fiscal year, are shown in Note 23.

(iv)    During the fiscal year ended on December 31, 2006, the subsidiaries TMAR and Oi recorded a total of R$ 249,951 (2005 - R$ 217,382) in relation to FUST (Fund for Universal Access to Telecommunications Services) and FUNTTEL (Fund for the Technological Development of Brazilian Telecommunications).

With regard to the FUST, between November 2003 and December 2005, in accordance with ANATEL’s published decision, these contributions corresponded to 1.0% of the gross operating revenue from telecommunications services, excluding EILD and interconnection charges, ICMS, PIS and COFINS taxes and any discounts allowed. From that point on, in response to ANATEL Abridgement no 1 (subsequently altered to Abridgement no 7), the calculation base for the payments to the FUST was amended and no longer excludes EILD and interconnection charges.

Since January 2006 (with reference to December 2005), TMAR has been making provisions in relation to its contributions to the FUST, in the form of judicial deposits, following court injunction nº 2006.34.00.000369-4, issued by the 7th Federal Bench of the District Court of the Federal District, in accordance with the provisions of the ANATEL Abridgement published on December 19, 2005. This ruling determines the levying of said contribution on the amounts received from interconnection and network means and precludes the deduction of such costs from the calculation base for said contribution. The court injunction questions the constitutional validity of the contribution, the ANATEL Abridgement no 7 and its retroactive application. In April 2006, TMAR and the other operators, who are co-plaintiffs in the abovementioned injunction, obtained a temporary restraining order from the Federal Regional Court (TRF) for the 1st Region against the retroactive application of that Abridgement. FUST contributions relating to December 2005 and January 2006 were deposited in full by TMAR and as from February 2006, only the disputed amount has been deposited.

With regard to the FUNTTEL, Telemar and Oi have been making provisions for the difference between the amounts to be paid, as calculated in accordance with the criteria in effect prior to December 2003 and using the new calculation methodology effective from then on, as a result of the abovementioned ANATEL Abridgement in relation to the FUST. In the opinion of the company’s management, the FUNTTEL contributions ought to be calculated and paid using the same criteria as applied to those to the FUST, given the nature and similarity of the two types of contribution. So far, the Ministry of Communications has yet to formalize the procedures for the calculation and payment of this contribution.

Furthermore, for the presentation of the consolidated results, the amounts of the taxes (ISS, PIS and COFINS) that are levied on intra-group revenues that were eliminated in the consolidation, totaling R$ 41,432 (2005 - R$ 58,124) have been reclassified under this title.

7          NET FINANCIAL INCOME (EXPENSES)

	Parent Company		Consolidated
	2006	2005	2006	2005
Financial income
Earnings on financial investments (i)	54,191	270,591	362,193	542,671
Interest on capital receivable (ii)	528,752	724,793
Reversal of interest on capital (ii)	(528,752)	(724,793)
Interest and monetary variation on
outstanding loans to subsidiaries (Note 28)	133,182	251,789
Interest and monetary variation on other assets (iii)	30,754	5,319	252,030	205,418
Financial discounts obtained (iv)			101,587	151,736
Other	1,456	5,052	16,868	8,424
	219,583	532,751	732,678	908,249
Financial expenses
Result of hedging operations (v)	(261,313)	(767,802)	(744,315)	(1,593,751)
Monetary and exchange variation on
outstanding loans from third parties (v)	112,590	454,148	344,020	836,057
Interest on outstanding loans from subsidiaries (Note 28)	(5,944)	(13,628)
Interest on capital payable (see Note 25d and item ii)	(299,966)	(212,044)	(421,571)	(395,395)
Reversal of interest on capital (see Note 25d and item ii)	299,966	212,044	421,571	395,395
Interest on outstanding loans from third parties	(43,974)	(107,383)	(410,063)	(536,859)
Monetary correction of provisions for legal contingencies (Note 23)	(209)	(644)	(350,110)	(259,848)
Interest on debentures (Note 24)	(84,230)	(228,575)	(321,990)	(228,575)
Withholding tax on financial transactions and
bank charges, including CPMF (vi)	(40,358)	(55,817)	(231,511)	(326,106)
Financial discounts allowed			(85,939)	(97,157)
Interest on scheduled taxes and contributions - REFIS (Note 22)	(13,207)	(16,297)	(72,437)	(93,051)
IOF and PIS/COFINS taxes on financial income	(60,024)	(67,449)	(67,419)	(111,461)
Interest and monetary variation on other liabilities	(9,137)	(26,679)	(60,379)	(92,884)
Other	(6,052)	(9,077)	(22,206)	(20,667)
	(411,858)	(839,203)	(2,022,349)	(2,524,302)
	(192,275)	(306,452)	(1,289,671)	(1,616,053)

(i)      The earnings on financial investments largely relate to the interest earned on investments in CDBs (Bank Deposit Certificates) and in investment funds (see Note 10).

(ii)      Taking into consideration the tax benefit offered by the alteration of the income tax legislation, under Law nº 9,249/1995, the subsidiary TMAR declared R$ 650,357 in interest on capital during the fiscal year ended December 31, 2006, with  TNL recognizing the sum of R$ 528,752.

(iii)      This item refers, basically, to the monetary correction of judicial deposits and interest on accounts in arrears.

(iv)      This item refers, basically, to discounts obtained as a result of payments in advance to suppliers.

(v)      In 2006, the local currency (real) appreciated by 9.48% against the U.S. dollar (2005 - appreciation of 13.40%).

(vi)      The subsidiary company TNL Trading made a provision against a tax assessment for non-payment of withholding tax on remittances abroad during 2000, 2001 and 2002, amounting to R$ 35,676. What is more, the company spontaneously paid the sum of R$ 14,610 in relation to 2003, 2004 and 2005. In April 2005, a payment of R$ 40,079 was made in regard to this provision.

8          NON-OPERATING INCOME (EXPENSES), NET

	Parent Company		Consolidated
	2006	2005	2006	2005
Result of the disposal of permanent assets, net (i)	(744)	2,611	(11,876)	(9,741)
Provision for losses on discontinued assets (ii)	(5,855)		(9,601)	(40,462)
Equity adjustment		3,001		12,415
Reversal of provision for losses in relation to tax incentives (iii)			4,746
Other non-operating income (expenses), net			5	245

	(6,599)	5,612	(16,726)	(37,543)

(i)      This item refers mainly to the writing off of network equipment and property, net of any income from the disposal of this equipment.

(ii)        In 2002 and 2003, Wi-Fi (Wireless Fidelity) was strengthened by the incorporation of Internet access in the chips produced by Intel. Several telecoms operators, seeking to serve the needs of their customers on the move, launched a commercial service that enabled Internet access at speeds of up to 54Mbps in hotspots (areas with wireless network coverage) such as hotels, airports and restaurants, for monthly fees ranging from US$ 20 to US$ 30, or using pre-paid cards. In 2004, in line with this worldwide trend and with a view to meeting its customers’ needs, Oi invested in assets to a value of R$ 30,000. However, 2005 brought a significant change in the dynamics of the Brazilian market. The leading providers of broad-band Internet access began to offer free Wi-Fi access as a value-added service to their customers, thereby invalidating the business model originally conceived by Oi. For this reason, Oi’s Wi-Fi services have not been achieving the anticipated levels of penetration and revenue. Based on the new prospects for Wi-Fi services, a provision has been made for losses on discontinued assets, amounting to R$ 30,000, in order to reflect, conservatively, the company’s expectations for the generation of revenue from these assets. Despite the changes in the market, Wi-Fi will continue to be offered, as it is an important value-added service for corporate clients traveling on business.

In 2006, this item refers to a provision for losses on goods intended for resale (see Note 12).

(iii)      This item refers to the partial reversal of a provision for losses in relation to tax incentives (see Note 16).

9          INCOME TAX AND SOCIAL CONTRIBUTION

The reconciliation of corporate income tax and social contribution, calculated at the effective nominal rates, is shown below:

	Parent Company		Consolidated
	2006	2005	2006	2005
Net income before income tax, social contribution and minority interest	1,239,284	1,107,823	1,811,869	1,814,681

Income tax and social contribution, calculated	(421,356)	(376,660)	(616,035)	(616,991)
at the statutory rate (34%)

Adjustments to determine the effective rate:

Taxation effects of interest on capital (Note 7)	(77,787)	(174,335)	143,334	134,434

Permanent exclusion (addition) of the result
of the equity adjustment (Note 16)	506,977	508,210	55,596	66,239

Income tax and social contribution on tax loss and negative base,
established in accordance with CVM Instruction nº 371 (Note 13)			215,581	132,710

Taxation effects on permanent additions (i)	(1,573)	(19,768)	(49,714)	(83,106)

Tax incentives			15,385	19,542

Others	2,659	7,092	25,813	(24,025)

Income tax and social contribution, according
to the income statement	8,920	(55,461)	(210,040)	(371,197)

Effective rate	0.72%	5.01%	11.59%	20.46%

(i)      This item refers to the expenses of fines, donations, gifts and sponsorship that are considered non-deductible, as well as losses on derivative operations at TNL, TMAR and Oi. Furthermore, the result of the equity adjustment of subsidiaries with unsecured liabilities is also treated as a permanent addition to taxable income and to the social contribution calculation base.

The income tax and social contribution credits (expenses) included in the net income for the fiscal year are as follows:

	Parent Company		Consolidated
	2006	2005	2006	2005
Prior years (a)
Income tax	1,255		(2,207)	18,433
Social contribution		(3)	58	8,732

	1,255	(3)	(2,149)	27,165
Current year
Income tax	(272)	(11,018)	(540,238)	(396,045)
Social contribution	(99)	(6,515)	(182,936)	(141,180)

	(371)	(17,533)	(723,174)	(537,225)
Deferred
Income tax on temporary additions	(49,721)	(27,886)	242,957	30,716
Social contribution on temporary additions	(17,900)	(10,039)	81,038	4,400
Income tax on tax losses (b)	56,084		138,999	78,259
Social contribution on negative base (b)	19,573		52,289	25,488

	8,036	(37,925)	515,283	138,863

	8,920	(55,461)	(210,040)	(371,197)

(a)      This basically refers, in 2006, to corporate income tax and social contribution adjustments with regard to the previous fiscal year.

In 2005, it refers largely to the adjustment of corporate income tax and social contribution paid in excess in 2004, amounting to R$ 33,317 and R$ 12,745, respectively. There was also a R$ 3,741 reduction in the corporate income tax in relation to the income from the no longer existing companies Telepará - Telecomunicações do Pará S.A. and Telaima - Telecomunicações de Roraima S.A. during the calendar years of 1999 and 2000.

Moreover, in December 2005, there was a reversion of the deferred corporate income tax and social contribution of Pegasus (absorbed by Oi, as per Note 1), amounting to R$ 11,143 and R$ 4,012, respectively.

(b)      In accordance with the prevailing legislation, the tax losses in relation to income tax and the negative social contribution calculation base may be offset against future taxable income, up to an annual limit of 30% of that income. Nevertheless, TMAR has obtained a preliminary injunction that guarantees the offsetting of the tax losses in relation to income tax and the negative social contribution base, for  the base years prior to and including 1998, against 100% of the company’s taxable income, but it is maintaining a provision for legal contingencies in relation to moratorium charges, to the sum of R$ 89,100 (2005 - R$ 79,881) – (see Note 23), calculated on the early utilization of these credits. These tax credits were fully utilized up to January 2005.

In 2006, the amount of deferred corporate income tax and social contribution on tax losses and a negative social contribution base at TNL came to R$ 224,334 and R$ 217,482, respectively.

10        CASH AND EQUIVALENT

	Parent Company		Consolidated
	2006	2005	2006	2005
Cash and banks	691	52	159,688	34,472
Short-term investments:
Investment funds (i)	686,296	865,975	3,451,020	1,739,093
Committed transactions (ii)		81,307	429,489	81,307
Government securities (iii)	50	388,285	259,837	589,644
Notes (iv)			235,612
CDBs (ii)	193	834,933	149,469	971,509
Deposits abroad (v)				351,523
Interest-bearing deposits (vi)			2,133	3,619

	687,230	2,170,552	4,687,248	3,771,167

(i)      The short-term investments in investment funds are fully liquid. Of the consolidated total, R$ 879,658 (2005 - R$ 686,853) is held in investment funds abroad, in a portfolio essentially comprising U.S. government securities and private securities issued by financial institutions. The other R$ 2,571,362 (2005 - R$ 1,052,240) has been placed in Brazilian investment funds.

(ii)      These financial investments are indexed to the variations in the rate of the Interbank Deposit Certificate (CDI) and are fully liquid.

(iii)      This item refers to investments in government securities such as government treasury bills (LFT), which are fully liquid.

(iv)      These represent investments in notes issued by foreign governments.

(v)      These refer to financial investments denominated in U.S. dollars, with extremely short maturities, that are indexed to the interbank rate of the U.S. financial market and are fully liquid.

(vi)      This item refers to very short-term interest-bearing deposits, indexed to the variations in the CDI rate, which are fully liquid.

The management of the investment portfolios is the responsibility of the funds themselves, and the consolidation of the financial statements for these funds is not required under the terms of CVM Instruction nº 408/2004.

11        ACCOUNTS RECEIVABLE

	Consolidated
	2006	2005
Services invoiced	2,989,124	2,777,773
Services to be invoiced	1,054,391	1,025,669
Handsets and accessories sold	85,622	22,868
Provision for doubtful debts	(324,638)	(319,567)

	3,804,499	3,710,743

The breakdown of the amounts receivable, by maturity, is shown below:

	Consolidated
	2006	%	2005	%
To be invoiced	1,054,391	25.5	1,025,669	25.4
Coming due	1,139,858	27.6	1,414,965	35.2
Receivable from other providers	622,915	15.1	541,963	13.4
Overdue up to 30 days	658,547	15.9	545,287	13.5
Overdue between 31 and 60 days	206,133	5.0	177,187	4.4
Overdue between 61 and 90 days	212,693	5.2	104,915	2.6
Overdue more than 90 days	234,600	5.7	220,324	5.5

	4,129,137	100.0	4,030,310	100.0

A fine of 2% is charged on the total value of the debt outstanding under accounts in arrears (recorded under "Other operating income"), plus interest of 1% per month, charged on a pro rata basis (recorded under "Financial income"), recognized in the books upon the issuing of the next invoice after the due date of the overdue invoice.

TMAR may block outgoing calls, when the bill is 30 days or more overdue, block incoming calls also, when a bill is 60 days or more overdue, and remove the customer’s terminal when the bill is 90 days or more overdue, as long as the customer is given 15 days’ advance warning. After the removal of the terminal, which is carried out when the payment is between 95 and 110 days overdue, the name of the delinquent customer is forwarded to the appropriate credit protection agencies.

The policy adopted by Oi, in accordance with the rules established by ANATEL, provides for the partial suspension of services, until full payment has been made of all amounts due, in the case of a payment that is more than 15 days overdue and the customer has not paid and/or straightened out the situation, after receiving notification requesting the payment. The same policy also determines that all outgoing and incoming calls be blocked when a payment is more than 30 days overdue. When a payment is more than 75 days overdue, all services are suspended and the name of the delinquent customer is included in the records of the credit protection services.

12        AMOUNTS RECEIVABLE

	Parent Company	Consolidated
	2006	2006	2005
Amounts receivable - Way TV (i)		132,750
Amounts receivable - Barramar S.A. (ii)		65,579	71,041
Property set aside for disposal (iii)	17,663	56,904
Amounts receivable - Hispamar S.A. (iv)		35,505	34,937
Provision for losses (iii)	(5,854)	(9,601)

	11,809	281,137	105,978

(i)      On July 27, 2006 TNL PCS Participações S/A, a subsidiary of TNL, bought at an auction held by Bovespa (São Paulo stock exchange), a single block of 44,428,569 common shares and 27,962,449 preferred shares issued by WAY TV Belo Horizonte S.A. (“WAY TV”), for a total price of R$ 132,750.

WAY TV is a company that provides subscription TV services and broadband internet access to the residential, commercial and corporate market segments. The company operates in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena, using a hybrid network of optic fiber and bidirectional coaxial cable (HFC) that allows it to offer a broad range of interactive services, such as distance learning, telephony and telemedicine, among others.

The contract for the purchase of the stock was signed on August 1, 2006 and the amount paid is currently held in a blocked account under the custody of Banco do Brasil S.A., awaiting ANATEL approval of the acquisition of WAY BRASIL by TNL PCS Participações S/A, whereupon it will be released to the sellers.

(ii)      The amount receivable from the company Barramar S.A. represents 50% of the amounts recorded as realizable in the long term by AIX. Due to the bankruptcy of Barramar S.A., declared by the São Paulo State Supreme Court’s 5th Chamber of Private Law in a ruling handed down on March 24, 2004, AIX is taking the appropriate legal steps to file its claims against the bankrupt estate and to have an assessment made of the operating assets of that company, by virtue of its participation in the Refibra Consortium.

(iii)     On July 26, 2006, the Boards of Directors of TNL and TMAR approved the disposal of 14 properties at their average appraisal value, which is not to exceed their acquisition cost. One of these properties belongs to TNL and the others are owned by TMAR.

(iv)    In November 2001, TMAR signed an association agreement with Hispamar Satélites S.A., with the aim of reducing the cost of providing services to the north of the country, and especially the cost of renting transponders from Embratel. On December 31, 2002, TMAR signed, along with Hispamar Satélites S.A., a subsidiary of Hispamar Ltda., a contract for the onerous transfer of the right to use a Band C geostationary satellite, launched on August 4, 2004. The price of this transfer of usage right was determined by means of a study conducted by an independent firm of specialists, and came to a total of R$ 28,659, which is monetarily corrected according to the IPC (Consumer Price Index).

The conversion of these credits into an equity stake in Hispamar Satélites S.A. has already been approved by TMAR’s Board of Directors, and is now awaiting the finalization of an agreement between the companies. Consequently, TMAR will continue to classify these amounts as realizable in the long term until they are converted into permanent investments. TMAR’s management estimates that this equity stake will not exceed 20% of that company’s capital stock.

13        DEFERRED AND RECOVERABLE TAXES

	Parent Company				Consolidated
	2006		2005		2006		2005
	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term
ICMS recoverable	3	2	3		395,088	249,288	425,035	233,665
IRPJ on temporary additions (i)	29,520	75,942	29,520	125,662	173,955	880,341	154,209	688,130
CSSL on temporary additions (i)	10,627	27,923	10,627	45,822	62,624	298,682	55,515	235,912
IRPJ on tax losses (i)		56,083				520,448		381,449
CSSL on a negative base (i)		19,573				186,312		134,023
IRPJ recoverable	185,527		42,621		218,062		379,510
CSSL recoverable	17,913		242		29,633		149,298
Taxes withheld at source	96,763		216,628		191,129		322,391
Other recoverable taxes	7,692		7,673		99,600		121,230

	348,045	179,523	307,314	171,484	1,170,091	2,135,071	1,607,188	1,673,179

(i)     TNL and its subsidiaries record their deferred tax credits arising from timing differences, tax losses and a negative social contribution calculation base in accordance with the provisions of CVM Resolution nº 273/1998 and CVM Instruction nº 371/2002. According to a technical study approved by TNL’s administrative bodies and submitted for the approval of the Statutory Audit Committee, the company’s generation of taxable income over the next ten fiscal years, adjusted to present value, will be sufficient to absorb these tax credits, as follows:

	Parent Company	Consolidated
To December 31:

2007	40,146	236,579
2008	30,562	292,863
2009	25,961	286,887
2010 to 2012	83,966	838,283
2013 to 2015	39,033	467,750

	219,668	2,122,362

In the case of those direct and indirect subsidiaries that, as at December 31, 2006, had not turned a profit and/or did not have any expectation of generating sufficient taxable income over the next ten fiscal years, the tax credits in relation to the income tax losses and the negative social contribution base were not fully recognized. The credits that have not been recognized in the books amount to a total of R$ 154,964 (2005 - R$ 279,733), of which R$ 108,786 relates to Oi (2005 - R$ 238,775).

Furthermore, the tax credits on timing differences that were not recognized in the books amounted to R$ 3,579 (2005 - R$ 93,043), as at December 31, 2006.

14        PRE-PAID EXPENSES

	Parent Company		Consolidated
	2006	2005	2006	2005
Financial charges (i)	83,315	97,296	232,312	305,829
Subsidy on Oi handsets (ii)			178,770	214,153
FISTEL fee (iii)			85,318	103,625
Insurance	360		12,029	14,002
Taxes and contributions	72		9,849	10,264
Others (iv)	1,189	1,447	28,729	7,201

	84,936	98,743	547,007	655,074

Short-term portion	2,488	3,857	335,836	393,417
Long-term portion	82,448	94,886	211,171	261,657

(i)      Financial charges and premiums paid in advance, against loans, financing and the issuing of debentures, are amortized against the results over the periods that the contracts are in effect (see Notes 20 and 24).

(ii)      This item refers to the subsidized sale of post-paid handsets, where the average discount is  R$ 300. The calculation is based on the effective additions, recoverable in up to 12 months, the period provided for in the contract during which the subscriber will be liable to a fine if they cancel or migrate to the pre-paid plan.

(iii)      This item refers to the FISTEL (Telecommunications Supervision Fund) fee, paid on the activation of a phone connection (R$ 26.83 per connection). The amount is deferred for amortization against the results during the average customer loyalty period, estimated at 24 months.

(iv)      This item refers to the expense of annual contracts involving usage rights and the renting of circuits, equipment and poles, among other things.

15        JUDICIAL DEPOSITS

	Parent Company		Consolidated
	2006	2005	2006	2005
Fiscal	4,138	2,439	568,973	315,039
Labor (*)	25	25	129,284	123,219
Civil	1,823	1,790	253,863	169,696
Frozen assets	50	41	247,546	204,433

	6,036	4,295	1,199,666	812,387

(*)  The net amounts of judicial deposits linked to the corresponding liabilities (Note 23), in accordance with CVM Resolution no 489/2005.

TNL and its subsidiaries maintain certain judicial deposits in order to guarantee their right to appeal in civil, labor and fiscal proceedings, and among the last we highlight:

	Consolidated
	2006	%	2005	%
ICMS tax assessments (Covenant 69/1998)	131,730	23.1	69,358	22.0
INSS	109,544	19.3	84,415	26.8
ICMS tax assessments	71,092	12.5	38,496	12.2
IRPJ	61,908	10.9	33,019	10.5
FUST (Note 6)	53,540	9.4
IPTU	34,680	6.1	28,444	9.0
Others (i)	106,479	18.7	61,307	19.5

	568,973	100.0	315,039	100.0

(i) This item refers to deposits that serve as guarantee against fiscal enforcement in relation to tax charges administered by the SRF (Internal Revenue Service), as well as the suspension of liability in relation to other charges by the Municipal and State Public Treasuries.

For disputes where the chances of losing are considered to be likely, provisions have been made for INSS and IPTU contingencies totaling R$ 57,273 (2005 - R$ 52,570), for ICMS amounting to R$ 227,552 (2005 - R$ 158,882) and for IRPJ and FUST to the sum of R$ 153,625 (2005 -   R$ 92,724).

As determined in the respective legislation, since June 2006, the fiscal judicial deposits are being corrected monetarily, with R$ 117,922 recorded as prior years’ adjustments and R$ 49,594 under earnings for the year, on the following basis:

  Federal and State taxes - Variations in the SELIC (Brazilian Central Bank base rate); and
  Municipal taxes - UFIR  (Fiscal Unit of Reference).

16        INVESTMENTS

	Parent Company		Consolidated
	2006	2005	2006	2005
Shareholdings evaluated by the equity accounting method	9,788,748	8,935,205
Premium paid on the acquisition of Pegasus, net (i)			75,442	150,884
Tax incentives	10,698	10,698	48,621	44,692
Provision for losses on tax incentives (ii)	(3,143)	(3,143)	(32,390)	(37,136)
Other investments	77	77	4,828	5,525

	9,796,380	8,942,837	96,501	163,965

The equity adjustment arising from gains and losses caused by changes in the company’s percentage equity stake in other businesses is classified under "Non-operating income (expenses)" (see Note 8).

(i)      This item refers to the premium paid by TMAR to third parties in its acquisition of Pegasus, on December 27, 2002, grounded in the expected future profitability of its operations and based on economic-financial evaluations carried out by third parties, as well as the gains from synergies between the operations of TMAR and Pegasus.

As mentioned in Note 1, as a result of the take over of Pegasus, and the payment of other tax credits that were identified, the amount of the premium rose by R$ 8,753. Moreover, the company recognized the transfer of expenses, to the sum of R$ 6,853, relating to the period prior to the acquisition of Pegasus, which, under the contract, were the responsibility of the company’s former shareholders. The balance due to the former shareholders of Pegasus, as a result of the tax credits, was settled in full on December 7, 2005. The calculation of the premium recognized by TMAR is shown below:

Amount
Premium - opening balance	377,008
Price adjustment	(43,873)
Recognition of tax credits	85,446
Supplementary tax credits	8,753
Adjustment of expenses prior to the acquisition	(6,853)

Premium - closing balance	420,481

This premium is being amortized over a period of five years, from January 2003, and the likelihood of its realization has been maintained since the abovementioned amalgamation.

(ii)        This item refers to FINOR (Investment Fund for the Northeast of Brazil) and FUNRES (Fund for the Economic Revival of the State of Espírito Santo).

	as at December 31, 2006 – Parent Company
			Net	Number of shares (thousand)		Equity stake - %			Dividends and
	Shareholder’s	Subscribed	Income (loss)			Total	Voting	Equity	interest on	Investment
Subsidiary	equity	Capital	for the year	Common	Preferred	capital	capital	adjustment	capital received	value
TMAR (i)	11,928,767	7,418,989	1,614,526	104,228	91,250	80.89	97.24	1,486,733	540,240	9,773,105
Telemar Telecomunicações (i)	9,853	20	(162)		2	100	100	(162)		9,853
TNL.Net	5,400	24,001	466	24,001		100	100	466		5,400
TNL Trading	36	55,531	(4)	55,524		100	100	(4)		36
HiCorp (iii)								4,076
TNL PCS Participações	354	354		354		100	100			354

Total								1,491,109	540,240	9,788,748

Other investments										7,632

Total investments										9,796,380

	as at December 31, 2005 – Parent Company
			Net	Number of shares (thousand)		Equity stake - %			Dividends and
	Shareholder’s	Subscribed	Income (loss)			Total	Voting	Equity	interest on	Investment
Subsidiary	equity	Capital	for the year	Common	Preferred	capital	capital	adjustment	capital received	value
TMAR (i)	10,760,385	7,114,348	1,716,934	104,228	241	43.23	97.24	769,653	428,309	4,711,078
Telemar Telecomunicações (i)	4,114,060	4,050,804	662,545		405,080	100	100	651,796	380,910	4,114,060
TNL.Net	4,934	24,001	501	24,001		100	100	501		4,934
TNL Trading	33	55,524	(41,506)	55,524		100	100	(41,506)		33
HiCorp (iii)	104,746	5,001	76,501	5,001		100	100	76,501	2,594	104,746
TNL PCS Participações	354	354		354		100	100			354
Contax Participações (ii)								(3,717)

Total								1,453,228	811,813	8,935,205

Other investments										7,632

Total investments										8,942,837

(i)    The equity in TMAR’s earnings is determined by the company’s direct equity stake, after excluding treasury stock, which is 81.92% for TNL (2005 – 43.78% at TNL and 38.14% at Telemar Telecomunicações).

As mentioned in Note 1, until December 22, 2004, TNL held 80.89% of TMAR’s total capital, representing 97.24% of the voting capital and 67.85% of the preferred stock. At a meeting of TNL’s Board of Directors, held on that date, approval was given for the capitalization of the subsidiary company Telemar Telecomunicações, through the transfer of the vast majority of the preferred shares in TMAR. Following this transaction, TNL had a direct stake of just 43.23% in TMAR’s total capital, whilst retaining 97.24% of the voting capital and 80.89% of the total capital, since Telemar Telecomunicações is a fully-owned subsidiary of TNL.

After completion of the transaction, Telemar Telecomunicações recognized the equity adjustment in relation to its stake in the net equity of TMAR.

(ii)    On November 26, 2004, TNL published a Material Information release announcing the approval by its Board of Directors of the spinning off of the activities of the contact center, run by TNL Contax. The transaction was authorized at an Extraordinary General Meeting of TNL’s shareholders, held on December 29, 2004. Transfer of the share control of Contax Participações was completed on March 1, 2005, at which time the equity adjustment for December 2004, amounting to R$ 3,717, was reversed.

(iii)    As mentioned in Note 1, on April 28, 2006, an Extraordinary General Meeting of TNL’s shareholders approved the Protocol and Justification for the Absorption of HiCorp Comunicações Corporativas S/A. by the parent company TNL, in view of the interest in proceeding with the corporate restructuring of the companies that comprise the Telemar Group. The same EGM also approved the findings of the accounting appraisal of the net equity of HiCorp Comunicações Corporativas S/A (“merged company”), prepared by a firm of experts, which amounted to R$ 108,822, the book value at March 31, 2006.

Changes in the company’s investments are largely the result of equity in the earnings of its subsidiaries.

The balance sheet of HiCorp as at March 31, 2006, the base date for the merger, may be summarized as follows:

Assets		Liabilities
Current		Current
Cash and equivalent	4	Suppliers	25
Taxes recoverable	1,804	Taxes payable	1,899
Other accounts receivable	11	Interest on capital	2,609
		Other liabilities	65
	1,819		4,598
Non-current
Long term
Loans to parent company	110,055	Shareholder’s equity
		Capital stock	5,001
Permanent		Revenue reserves	1,000
Property, plant & equipment	1,546	Retained earnings	102,821
	111,601		108,822

Total assets	113,420	Total liabilities	113,420

The income statement of HiCorp as at March 31, 2006 may be summarized as follows:

Cost of services rendered	(60)

Gross loss	(60)

Operating income (expenses)
Commercialization of services	(867)
General and administrative	(454)
Other operating income, net	2,701

1,380

Operating income before net financial income	1,320

Financial income (expenses), net	4,647

Pre-tax income	5,967

Corporate income tax and social contribution	(1,891)

Net income for the year	4,076

Additional information regarding the equity stake, through shared control, in the indirect subsidiary AIX de Participações (AIX) :

TMAR has an equity stake in AIX, whose corporate purpose is to provide pipeline infrastructure for the installation of optic fibers alongside the main highways within the state of São Paulo. On November 19, 2003, the shareholders of AIX (at that time, Alcatel Telecomunicações S.A., Telesp - Telecomunicações de São Paulo S.A. and Pegasus) approved an economic-financial appraisal, carried out by a firm of specialists, that included credits in relation to the company Barramar S.A., the realization of which is tied to the future profitability of the Refibra Consortium, which depends on the fulfilling of contracts for the use of pipelines and networks by Telesp, TMAR and Pegasus.  As a result of the appraisal, at a meeting held on November 20, 2003, the Board of Directors of AIX approved the recording of a provision for losses of R$ 157,400. On December 16, 2003, Alcatel sold its equity stake to Pegasus and Telesp, with the former acquiring 79.1% of the shares for the nominal sum of R$ 1 (one real) and registering a discount of R$ 53,955.

Concomitantly, Pegasus and Telesp increased the capital stock of AIX through the capitalization of credits held in the same, to the sum of R$ 59,816 and R$ 105,752, respectively. With the share purchase and capitalization of credits, Pegasus increased its equity stake from 18.1% to 50%.

On December 31, 2003, Pegasus sold to TMAR, at book value, its entire stake in AIX. As a result, the discount was written off, with the recognition of a non-operating income of R$ 53,952 eliminated, for the purpose of consolidation.

In December 2004, the Board of Directors of AIX approved a new technical study, developed by third-parties, into the potential for realizing the assets, leading to an increase of R$ 53,972 in the aforementioned provision for losses. Consequently, the discount was adjusted by R$ 17,358, proportional to the ratio between the additional provision and the net equity value of AIX prior to the adjustment.

In accordance with the provisions of Article 26 of CVM Instruction nº 247/1996, this discount is classified as "Unrealized Earnings" and is being amortized over the period defined in the economic feasibility study.

The components of AIX’s assets and liabilities, as well as its revenues and expenses, have been added to the consolidated financial statements, in proportion to TMAR’s equity stake in that company.

The amounts for the principal groups of balance sheet items of AIX, as at December 31, 2006 and 2005, together with the respective income statements for the fiscal years ended on those dates, taking into consideration TMAR’s proportional shareholding of 50%, are shown below:

Balance sheet

	2006	2005		2006	2005
Assets			Liabilities
Current			Current
Cash and equivalent	3,808	4,043	Suppliers	9,776	7,260
Accounts receivable	1,997	1,961	Taxes, payable and deferred	5,862	5,111
Other current assets	3,254	969	Other current liabilities	446	288

	9,059	6,973		16,084	12,659

Non-Current			Non-Current
Long term			Long term
Amounts receivable	65,579	71,041	Loans and financing	22,189	29,370
Judicial deposits	377	366	Other liabilities	2,758	2,398

	65,956	71,407		24,947	31,768

			Unrealized earnings		1,897
Permanent
Fixed assets	8,117	9,746	Shareholder’s equity
Intangible assets	10,893	10,880	Capital stock	230,464	230,464
Deferred assets	10,702	12,960	Accumulated losses	(166,768)	(164,822)

	29,712	33,586		63,696	65,642

Total assets	104,727	111,966	Total liabilities	104,727	111,966

Income statements

	2006	2005
Gross operating revenue	25,838	25,558

Deductions from gross revenue	(3,115)	(3,043)

Net operating revenue	22,723	22,515

Cost of services rendered	(9,645)	(9,317)

Gross profit	13,078	13,198

Operating income (expenses):
Commercialization of services	(3)	(4)
General and administrative	(3,784)	(3,009)
Other operating income (expenses), net	(4,583)	(2,265)

	(8,370)	(5,278)

Operating income before net financial income	4,708	7,920

Financial income (expenses), net	(4,823)	(7,538)

Operating income (loss)	(115)	382

Non-operating income (expenses), net	6	(5,474)

Pre-tax loss	(109)	(5,092)

Corporate income tax and social contribution	(1,838)	(949)

Net loss for the year	(1,947)	(6,041)

17        PROPERTY, PLANT & EQUIPMENT

			Parent Company
	2006			2005
					Annual rate of
		Accumulated	Residual	Residual	depreciation
	Cost	depreciation	value	value	(%)
Buildings	1,089	(439)	650	10,680	4 to 10
Other equipment	831	(307)	524	735
Land				8,810
Computer hardware	16,087	(15,957)	130	263	20
Other fixed assets	9,462	(6,436)	3,026	3,158	10 to 20

	27,469	(23,139)	4,330	23,646

	Consolidated
	2006			2005	Annual
					rate of
		Accumulated	Residual	Residual	depreciation
	Cost	depreciation	value	value	(%)
Cables (access network)	6,237,025	(3,655,895)	2,581,130	2,681,093	5 to 20
TMAR transmission equipment	8,762,025	(7,089,435)	1,672,590	1,526,482	20
Oi transmission equipment (i)	2,120,827	(621,216)	1,499,611	1,424,085	10
Oi switching equipment (i)	1,111,092	(292,094)	818,998	676,648	10
Underground pipelines	2,013,114	(1,272,702)	740,412	782,500	4
Buildings	2,032,279	(1,328,692)	703,587	823,373	4 to 10
Trunking switches	5,600,574	(4,976,563)	624,011	881,910	5 to 20
Poles and towers	922,898	(387,623)	535,275	518,389	4 to 5
Work in progress	514,703		514,703	751,475
Other equipment	1,876,989	(1,375,104)	501,885	521,149	10 to 20
Improvements to third-party property	608,012	(216,085)	391,927	326,122	10
TMAR switching equipment	9,189,088	(8,802,541)	386,547	661,069	20
Computer hardware	673,879	(450,708)	223,171	269,342	20
Land	138,148		138,148	157,161
Inventory for network expansion	135,420		135,420	115,803
Terminals	2,201,419	(2,129,250)	72,169	160,229	13 to 20
Other fixed assets	611,993	(418,335)	193,658	241,429	10 to 20

	44,749,485	(33,016,243)	11,733,242	12,518,259

(i)     The rates of depreciation for the transmission and switching equipment belonging to Oi are supported by the internal appraisal of their useful lives. The assessment is based mainly on the questions of technological obsolescence and physical wear, and is in line with the normal practices adopted in the wireless telephony segment.

The fixed assets of Pegasus that were incorporated into the fixed assets of Oi have a useful life that is defined in an appraisal of determinate classes of fixed assets (machinery, handsets and equipment, cables and networks), prepared by an outside expert.

Additional information

(a)    The management periodically reviews the profit generating potential of its assets, particularly the buildings and equipment that is to be maintained and utilized in its activities, for the purpose of assessing the possible need for reduction to its recovery value (impairment analysis).

(b)     In accordance with clause 21.1 of the Concession Contracts, all the fixed assets belonging to TMAR that are indispensable to the providing of the services described in the contracts are considered escheatable and comprise the assets of the respective concession. These assets will automatically revert to ANATEL at the end of the Concession Contracts. At December 31, 2006, the residual balance of these escheatable assets was estimated at R$ 6,496,306 (2005 - R$ 7,348,002), and comprised the assets and installations forming part of the work in progress, switching and transmission equipment and terminals for public use, equipment that is part of the external network, electrical equipment and systems and operational support equipment. Since the regulations are subject to different interpretations, the value is subject to change, as a result of further internal analyses and definitions issued by ANATEL (unaudited figures).

(c)     As disclosed in Note 20, Oi has surrendered equipment that is under warranty, by means of lien.

(d)     TNL and its subsidiaries have a variety of contracts for the leasing of computer equipment, the values of which are appropriated to the results over the duration of these contracts (see title “Rents and insurance” in Note 5), given that the management has no intention of purchasing this equipment at the end of the contracts. Should these operations be recorded as fixed assets, against payable liabilities, the values of the contracts may be summarized as shown below:

	Starting	Expiry	Number of	Asset balance		Liability balance		Expense for the year
Lessor	date	date	installments	2006	2005	2006	2005	2006	2005

IBM Leasing	01/03/2006	01/03/2009	36	76,171	99,530	61,315	88,758	30,863	22,306

IBM Leasing	01/15/2005	01/15/2008	36	30,540	45,200	9,642	32,753	33,290	26,095

IBM Leasing	04/10/2006	04/10/2009	36	6,074	-	5,348	-	1,657	-

IBM Leasing	10/25/2006	10/24/2010	48	3,612	-	3,581	-	149	-

IBM Leasing	08/03/2006	08/30/2009	36	3,126	-	2,977	-	385	-

IBM Leasing	10/25/2006	10/24/2009	36	2,742	-	2,679	-	161	-

IBM Leasing (i)	10/25/2004	10/25/2008	45	1,914	2,957	2,041	3,154	1,498	1,177

IBM Leasing	03/29/2006	03/29/2009	36	1,659	-	1,464	-	534	-

IBM Leasing	07/28/2005	07/28/2008	36	682	872	502	819	382	142

IBM Leasing	05/10/2005	05/10/2008	36	559	723	386	659	369	174

IBM Leasing (ii)	03/28/2002	02/28/2006	38	528	2,640	-	472	836	4,539

Fináustria (iii)	10/21/2002	10/21/2006	16	1,946	4,282	-	3,664	5,451	4,598

Visa Net (iii)	10/13/2003	10/13/2006	12	1,269	1,962	-	1,154	1,622	1,520

Itaú Leasing(iii)	02/27/2004	02/27/2007	12	682	997	131	656	779	661

				131,504	159,163	90,066	132,089	77,976	61,212

(i)   First installment came due on February 25, 2005.

(ii)  First installment came due on January 28, 2003.

(iii) Quarterly installments.

18        INTANGIBLE ASSETS

	Parent Company
	2006			2005	Annual
					rate of
		Accumulated	Residual	Residual	amortization
	Cost	amortization	value	value	(%)
Computer software	7,021	(4,140)	2,881	3,085	20
Trademarks and Patents	547	(330)	217	272	20

	7,568	(4,470)	3,098	3,357

	Consolidated
	2006			2005	Annual
					rate of
		Accumulated	Residual	Residual	amortization
	Cost	amortization	value	value	(%)
Oi usage rights (i)	1,236,567	(393,559)	843,008	931,712
Computer software	1,271,639	(836,093)	435,005	325,841	20
Others	88,079	(56,870)	31,209	36,229	20

	2,596,285	(1,286,522)	1,309,222	1,293,782

(i)    This item refers to the right to use certain radio frequencies, acquired by Oi in March 2001, for the sum of R$ 1,102,007, and in July 2003 and January 2004, for R$ 70,618, the amortization of which is calculated according to the validity period of these authorizations, which extends up to March 12, 2016. The financial charges incurred prior to Oi’s operational start-up, totaling R$ 63,942, have been capitalized.

 19        DEFERRED ASSETS

These amounts correspond to expenses incurred by certain subsidiaries during their pre-operational phase, and are being amortized based on economic feasibility studies conducted by third parties. The average amortization periods are estimated at ten years for Oi Internet, AIX e Oi.

The consolidated deferred assets may be broken down as follows:

	Consolidated net value
	2006	2005
	351,539	336,015
Third-party services	234,737	233,927
	47,246	47,246
Materials (mainly handsets)	30,572	30,572
Rents and insurance	22,500	29,833
Revenue from the sale of handsets	(19,838)	(19,838)
Others	2,442	2,397
Accumulated amortization	(299,852)	(234,030)

	369,346	426,122

The balances per subsidiary may be summarized as follows:

	2006			2005
		Accumulated	Residual	Residual
	Cost	amortization	value	value
Oi	631,633	(285,576)	346,057	408,887
AIX	21,512	(10,810)	10,702	12,961
TNL PCS Participações	9,387		9,387	340
Oi internet	4,000	(800)	3,200	3,600
TNL (i)	2,666	(2,666)		334

	669,198	(299,852)	369,346	426,122

(i)  Resulting from the absorption of HiCorp (see Note 1).

20        LOANS AND FINANCING

					Parent Company		Consolidated
	Take up	Maturity	Guarantees	Financial charges	2006	2005	2006	2005
(a) In local currency
BNDES (i)	11/2006	06/2014	TNL surety and TMAR receivables	TJLP + 2.50 % p.a. / 4.50% p.a.			810,587

BNDES (ii)	09/2004	10/2012	TNL surety and Oi receivables	TJLP + 4.50% p.a.			554,943	607,501

BNDES (iii)	12/2000	01/2008	TNL surety and TMAR receivables	TJLP + 3.85% p.a.			468,278	884,713

BNDES (iv)	12/2003	01/2011	TNL surety and TMAR receivables	TJLP + 4.50% p.a.			323,435	395,570

BNDES (v)	07/2005	08/2013	TNL surety and TMAR receivables	TJLP + 3.50% p.a. / 4.50% p.a.			81,208	83,770

BNDES	12/2005	12/2013	TNL surety and TMAR receivables	TJLP + 4.50% p.a.			24,378	23,949

Banco do Nordeste do Brasil S.A.	06/2004	12/2014	TMAR receivables	11.9% p.a. / 10.5% p.a.			195,607	157,713

Others							11,000	14,500

With subsidiaries			No guarantee	104% / 102% of CDI rate	7,847	112,474

Financial charges						6,280	10,890	19,717

				Total in local currency	7,847	118,754	2,480,326	2,187,433

						Parent Company		Consolidated
(b) In foreign currency	Take up	Maturity	Guarantees	Currency	Financial charges	2006	2005	2006	2005
ABN AMRO Bank N.V. (vi)	08/2001	08/2009	TNL surety	US$	LIBOR + 0.50% p.a.
					to 3.81% p.a.			507,445	1,101,718

ABN AMRO Bank S.A.	09/2005	09/2008	No guarantee	US$	5.45% p.a.			128,663	140,861

ABN AMRO Bank N.V.	01/2004	04/2009	No guarantee	US$	LIBOR + 3.0% p.a.
					to 4.83% p.a.			128,280	140,442

ABN AMRO Bank S.A.	06/2005	05/2008	No guarantee	US$	5.05% p.a.			64,140	70,221

ABN AMRO Bank S.A.	06/2005	12/2010	No guarantee	US$	5.51% p.a.			50,457	66,475

ABN AMRO Bank S.A.	12/2005	11/2008	No guarantee	US$	5.43% p.a.			42,760	46,814

ABN AMRO Bank S.A.	10/2005	10/2008	No guarantee	US$	5.28% p.a.			32,747	35,851

ABN AMRO Bank S.A.	02/2006	11/2008	No guarantee	US$	5.40% p.a.			28,879

ABN AMRO Bank N.V.	12/2000	05/2006	No guarantee	US$	LIBOR + 5% p.a.		17,438		17,438

Unibanco - União de Bancos Brasileiros S.A. (vii)	09/2006	12/2008	No guarantee	Yen	1.0% p.a.	316,628		316,628

Unibanco - União de Bancos Brasileiros S.A.	12/2004	12/2007	No guarantee	US$	4.90% p.a.			7,713	8,444

Japan Bank for International	01/2003	01/2011	No guarantee	Yen	Japanese interbank rate
Cooperation - JBIC (viii)					+ 1.25% p.a.	301,105	406,533	301,105	406,533

Japan Bank for International Cooperation – JBIC (viii)	08/2001	01/2010	No guarantee	Yen	1.65% p.a.	293,615	417,014	293,615	417,014

FINNVERA - Finnish Export Credit (ix)	02/2003	02/2012	TNL surety and lien	US$	LIBOR + 1.1 % p.a.			235,180	304,291
			on Oi equipment

FINNVERA - Finnish Export Credit (vi)	11/2004	11/2010	TNL surety and lien	US$	LIBOR + 1.685% p.a.
			on Oi equipment		and 4.56% p.a.			105,761	115,789

BNDES (iii)	12/2000	01/2008	TNL surety and	UMBNDES (x)	BNDES variable rate
			TMAR receivables		+ 3.85% p.a.			120,374	252,997

BNDES (iv)	12/2003	01/2011	TNL surety and	UMBNDES (x)	BNDES variable rate
			TMAR receivables		+ 4.50% p.a.			55,100	74,968

						Parent Company		Consolidated
	Take up	Maturity	Guarantees	Currency	Financial charges	2006	2005	2006	2005
KFW - Kreditanstalt Fur Wiederaufbau (ix)	02/2003	08/2012	TNL surety and lien	US$	LIBOR + 0.75% p.a.
			on Oi equipment					104,507	133,485

KFW - Kreditanstalt Fur Wiederaufbau	07/2002	01/2011	No guarantee	US$	LIBOR + 0.8% p.a.
					and 4.5% p.a.			95,088	135,395

KFW - Kreditanstalt Fur Wiederaufbau	06/2000	10/2009	No guarantee	US$	8.75% to 11.87% p.a.			72,870	136,541

Société Générale / Coface (ix)	02/2003	11/2012	TNL surety and lien	US$	LIBOR + 0.75% p.a.			74,249	94,836
			on Oi equipment

Société Générale / Natexis	12/2004	10/2009	No guarantee	US$	LIBOR + 1.95% p.a.			54,977	70,221

Société Générale	12/2002	06/2007	No guarantee	US$	LIBOR + 5% p.a.	3,207	17,221	3,207	17,221

Nordic Investment Bank - NIB (ix)	03/2003	02/2012	TNL surety and lien	US$	LIBOR + 4.3 % p.a.			44,096	57,055
			on Oi equipment

Nordic Investment Bank - NIB (vi)	11/2004	11/2010	TNL surety and lien	US$	LIBOR + 1.625% p.a.
			on Oi equipment		and 4.5 % p.a.			42,760	46,814

Banco Santander do Brasil S/A	04/2005	04/2008	No guarantee	US$	5.9% p.a.			26,058	28,529

Banco do Estado de São Paulo S.A. - BANESPA	01/2004	01/2007	No guarantee	US$	6.5% p.a.			17,104	18,726

EDC - Export Development Corporation	01/2000	04/2007	No guarantee	US$	LIBOR + 3.0% p.a.	9,621	31,599	9,621	31,599

Deustche Bank GB	01/2004	01/2007	No guarantee	US$	LIBOR + 4% p.a.			8,196	26,918

Fuji Bank, Limited	11/2000	09/2006	No guarantee	US$	LIBOR + 1.5% p.a.		42,558		42,558

SEB Merchant Banking	03/2002	10/2006	No guarantee	US$	LIBOR + 2.75% p.a.		18,968		18,968

Banco Itaú S.A.	12/2000	04/2006	Promissory note	US$	LIBOR + 2.75% p.a.
					to 3.125% p.a.		10,330		10,330

Banco Bilbao Vizcaya Argentaria S.A.	07/2000	12/2006	TNL surety	US$	6.84% p.a.				5,197

BankBoston N.A.	12/1999	01/2009	TNL surety	US$	LIBOR + 4.25% p.a.				2,340

						Parent Company		Consolidated
	Take up	Maturity	Guarantees	Currency	Financial charges	2006	2005	2006	2005
Suppliers

SIEMENS Ltda.	06/2002	10/2007	TNL Promissory note	US$	LIBOR + 4.71% p.a.		9,831		9,831

Senior Notes (xi)	12/2003	08/2013	No guarantee	US$	8% p.a.	320,700	351,105	320,700	351,105

Financial charges						6,780	9,084	84,556	52,701

				Total in foreign currency		1,251,656	1,331,681	3,376,836	4,490,226

			Balance of foreign currency swap operations			623,437	732,839	1,459,985	1,952,067

			Total loans and financing			1,882,940	2,183,274	7,317,147	8,629,726

			Loans and financing - short term			366,412	582,661	1,999,000	2,827,567
			Loans and financing - long term			1,516,528	1,600,613	5,318,147	5,802,159

(a)        Turnover of loans and financing during the fiscal years ended December 31, 2005 and 2006 (consolidated)

	Opening			Financial	Closing
Year	balance	Additions	Amortization	charges	balance
2006	8,629,726	1,210,544	(3,305,932)	782,809	7,317,147
2005	10,789,288	771,538	(4,169,739)	1,238,639	8,629,726

The average interest rate on the debt denominated in local currency, which amounted to R$ 2,480,326 as at December 31, 2006 (2005 - R$ 2,187,433), is approximately 10.4% p.a. (2005 - 13.9%). The average interest rate charged on the foreign currency debt, which totaled R$ 3,376,836 on that same date (2005 - R$ 4,490,226), is 7.0% p.a. (2005 - 6.1%) for funding obtained in U.S. dollars, 1.5% p.a. (2005 - 1.5%) for funding denominated in Japanese Yen and 9.9% p.a. (2005 - 10.2%) for funding obtained through the BNDES (Brazilian Development Bank) currency basket. The financial charges on the debt are basically composed of interest and monetary and exchange variations, net of the results of currency swap operations.

(b)       Description of the principal loans and financing

(i)         In November 2006, TMAR signed a contract for financing from BNDES, amounting to R$ 1,970,896, and has drawn down R$ 810,000 to finance the expansion and technological upgrading of the TMAR fixed telecommunications network, programmed for the period 2006 to 2008. The financial charges mature on a quarterly basis up to June 2009, from which time the payments are monthly, between July 2009 and June 2014. The principal will become due on a monthly basis, as from July 2009.

(ii)        In September 2004, Oi closed a financing contract with BNDES, amounting to R$ 663,000, and has drawn down R$ 585,000 of this, R$ 400,000 in September 2004 and R$ 185,000 in May 2005, with the aim of financing its capital expenditure plan. The financial charges matured on a quarterly basis, until April 2006, when they became monthly, from May 2006 until October 2012. The principal is due on a monthly basis, since May 2006. On December 29, 2005, with the consent of BNDES, Oi transferred the full amount of this financing to TMAR.

(iii)       This item refers to the utilization of the resources of special lines of credit for the acquisition and installation of equipment, infrastructure and other items, under the terms of the "Program of Support to Investment in Telecommunications". The maturities of the financial charges and principal are on a monthly basis, until January 2008. As at December 31, 2005, TMAR was in compliance with the financial indicators determined under the contract.

(iv)       During the period December 2003 to October 2004, TMAR drew down R$ 529,635 against a loan contract closed with BNDES in December 2002, with the aim of financing its planned capital expenditure for the years 2002, 2003 and 2004. The funds were invested in the expansion of the telecoms network and in operational improvements. The maturity of the financial charges was quarterly, until January 2005, and became monthly, from May 2005 until January 2011. The principal is due on a monthly basis, since May 2005.

(v)        In July 2005, TMAR closed a loan contract with BNDES, amounting to R$ 217,945, drawing down R$ 80,000 in July 2005 for the financing of its PGMU (General Target Plan for Universal Access). The financial charges matured quarterly, until August 2006, becoming monthly from September 2006 until August 2013. The principal is due on a monthly basis, since September 2006.

(vi)      In August 2001, Oi obtained a line of credit for US$ 1,425 million from a consortium of banks and suppliers (Nokia, Siemens and Alcatel), led by Banco ABN AMRO N.V., to cover both capital expenditure and working capital. After carrying out three restructurings of the loan, the most recent being in August 2005, the balance of this line at December 31, 200 was US$ 310 million, discounting amortization, with no further funds available for drawing down. In November 2003, the debt was transferred from Oi to TMAR.

(vii)      In September 2006, TNL raised R$ 322,650 from Unibanco - União de Bancos Brasileiros S.A., as on-lending of external resources (Resolution 2770), for the purpose of working capital finance.

(viii)      In August 2001 and January and February 2003, TNL obtained R$ 1,646,110 from JBIC - Japan Bank for International Cooperation, to finance capital expenditure by TMAR.

(ix)       In December 2002, Oi closed a financing contract with KFW - Kreditanstalt Fur Wiederaufbau, NIB - Nordic Investment Bank, Société Générale/Coface and FINNVERA - Finnish Export Credit, amounting to US$ 300 million, in partial substitution of the line of credit taken out with ABN AMRO Bank N.V.. In November 2003, the debt was transferred from Oi to TMAR.

(x)        BNDES discloses its currency basket rate on a daily basis.

(xi)       On December 18, 2003, TNL obtained R$ 878,820 (US$ 300 million) through the issuing of non-convertible "Senior Notes" abroad. JP Morgan coordinated the issue, while BB Securities (Banco do Brasil Securities) and CSFB - Credit Suisse First Boston participated in the distribution. These securities are remunerated at the rate of 8% p.a. and mature in August 2013, with TNL having the annual option of early redemption as from the 5th year. There are no guarantees. The funds are to be used for various corporate purposes. On December 1, 2005, TNL effected the early redemption of some of these Senior Notes, to the sum of US$ 150 million, which were subsequently cancelled.

The repayment of long-term debt has been scheduled as follows:

	Parent Company				Consolidated
	2006	%	2005	%	2006	%	2005	%
In local currency
2007			118,754	7.4			648,453	11.2
2008	7,847	0.5			268,100	5.0	246,317	4.2
2009					302,033	5.7	210,928	3.6
2010					383,092	7.2	210,928	3.6
2011					310,484	5.9	139,596	2.4
2012 onwards					554,475	10.4	134,355	2.4

	7,847	0.5	118,754	7.4	1,818,184	34.2	1,590,577	27.4

In foreign currency
2007			319,222	19.9			1,188,955	20.5
2008	637,159	42.1	293,165	18.4	1,621,244	30.5	1,195,651	20.6
2009	302,597	20.0	279,995	17.5	954,360	17.9	870,375	15.0
2010	198,989	13.1	188,621	11.8	386,777	7.3	382,085	6.6
2011	49,236	3.2	49,751	3.1	155,081	2.9	158,572	2.7
2012 onwards	320,700	21.1	351,105	21.9	382,501	7.2	415,944	7.2

	1,508,681	99.5	1,481,859	92.6	3,499,963	65.8	4,211,582	72.6

Total
2007			437,976	27.3			1,837,408	31.7
2008	645,006	42.6	293,165	18.4	1,889,344	35.5	1,441,968	24.8
2009	302,597	20.0	279,995	17.5	1,256,393	23.6	1,081,303	18.6
2010	198,989	13.1	188,621	11.8	769,869	14.5	593,013	10.2
2011	49,236	3.2	49,751	3.1	465,565	8.8	298,168	5.1
2012 onwards	320,700	21.1	351,105	21.9	936,976	17.6	550,299	9.6

	1,516,528	100.0	1,600,613	100.0	5,318,147	100.0	5,802,159	100.0

21        TAXES PAYABLE AND DEFERRED

	Parent Company		Consolidated
	2006	2005	2006		2005
	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term
ICMS (i)			407,673	7,132	564,757	2,298
ICMS - Covenant 69/1998 (ii)				180,251		118,028
PIS and COFINS	412	16,560	96,061		124,395
Corporate income tax payable	26,264	15,689	205,908		358,802
Social contribution payable		6,516	74,961		140,675
Deferred corporate income tax and
social contribution - Law no 8,200/1991			12,113		13,402	872
Others	699	1,424	36,545	11,839	22,899

	27,375	40,189	833,261	199,222	1,224,930	121,198

(i)   A variety of municipal, state and federal taxes are levied on telecommunications services, the main one being ICMS (Value Added Tax on sales and services), charged by the states at differing rates. The ICMS rate for Rondônia is 35%; it is 30% for the states of Pará, Paraíba, Mato Grosso and Rio de Janeiro; 29% for Goiás; 28% for Pernambuco; 27% for Bahia, Ceará, Rio Grande do Norte, Sergipe, Paraná, Alagoas, Maranhão and Mato Grosso do Sul. For all the other states, the ICMS rate is 25%.

(ii)   In June 1998, the state finance secretaries approved Covenant 69, broadening the range of the ICMS, which could now be levied on other services, including the connection fee. According to the new interpretation, this ICMS could be applied retroactively to the preceding five years. TMAR’s management and legal advisors consider that the broadening of the range to include services that are supplementary to those of telecommunications is questionable because: (a) the state finance secretaries acted beyond the limits of their authority; (b) the new interpretation embraces services that are not considered to be those of telecommunications; and (c) new taxes cannot be applied retroactively.

Upon the publication of the abovementioned Covenant, TMAR filed a writ against the levying of ICMS on the services of installation and connection (the principal revenues under discussion), and has been recording a monthly provision, corrected monetarily, in relation to this case. Recently, TMAR obtained favorable definitive rulings in the proceedings it filed in the states of Sergipe, Amazonas and Amapá, with the declaration that it was unconstitutional to charge ICMS on such services. The Supreme Court (STJ) is also tending towards the understanding that ICMS should not be levied on the revenues from connection and other services that prepare the way for telecommunications services.

In view of the position of the STJ, the management understands that the amounts that have been charged to the subscribers ought to be returned to them, as the legal proceedings are decided in the different states. What is more, the management considers that the reimbursement of these amounts is conditional on the subscriber still forming part of the active customer base and being up to date in his or her payments. In 2005, only monetary correction, of R$ 20,923, was applied to the remaining provision.

Since June 2006, monetary correction, using the SELIC (Brazilian Central Bank base rate), has been applied to the amounts, backed by judicial deposits, relating to fiscal legal proceedings (see Note 15), with R$ 40,084 recorded as prior years’ adjustments and R$ 5,105 against net income for the year.

22        REFIS II – TAX REFINANCING PROGRAM

TNL and its subsidiaries TMAR and Oi have all adhered to the PAES – Special Scheduling (also known as the REFIS II Tax Refinancing Program), governed by Law nº 10,684/2003, with the registration of a substantial portion of the debt to the National Treasury and the INSS that was due up to February 28, 2003. According to the provisions of Article 7 of the aforementioned law, TNL and its subsidiaries are obliged to maintain regular payment of the installments under the REFIS II, and may be excluded from the program in the event of late payment in three consecutive months or in six alternating months, whichever should happen first.

The refinancing has been scheduled over 180 months for TNL and 120 months for its subsidiaries, and the amounts of R$ 14,113 (TNL) and R$ 122,457 (consolidated) were settled on time during the year ended on December 31, 2006, in compliance with the provisions of CVM Instruction nº 346, which address the regularity of the payments as an essential requirement for sustaining the conditions provided for under REFIS II.

The amounts covered by the REFIS II are as follows:

	Parent Company				Consolidated
	2006		2005		2006		2005
	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term
COFINS					65,533	356,182	60,586	389,846
CPMF	3,936	41,006	3,639	41,547	27,418	168,042	25,348	180,691
Corporate income tax					12,035	63,145	11,127	69,890
Social contribution					4,047	25,426	3,742	27,246
INSS - SAT					2,858	21,048	2,890	22,006
IOF	10,659	111,031	9,854	112,498	13,995	128,899	12,939	132,100
PIS					578	3,386	537	3,664

	14,595	152,037	13,493	154,045	126,464	766,128	117,169	825,443

A breakdown of the REFIS II amounts, showing principal, fines and interest, is presented below:

	Consolidated
	2006				2005
	Principal	Fines	Interest	Total	Total
COFINS	303,946	30,520	87,249	421,715	450,432
CPMF	142,011	14,201	39,248	195,460	206,039
Corporate income tax	41,198	9,728	24,254	75,180	81,017
Social contribution	16,345	3,649	9,479	29,473	30,988
INSS - SAT	14,019	2,422	7,465	23,906	24,896
IOF	104,649	10,465	27,780	142,894	145,039
PIS	2,527	282	1,155	3,964	4,201

	624,695	71,267	196,630	892,592	942,612

These amounts are corrected monetarily according to the variations of the TJLP (Long Term Interest Rate), with R$ 13,207 (2005 - R$ 16,297) and R$ 72,437 (2005 - R$ 93,051) being recognized, respectively, in the TNL and consolidated figures as “Financial expenses”, for the fiscal year ended on December 31, 2006 (see Note 7).

On December 31, 2006, the payment flows through the REFIS II, adjusted to present value at the rate of 12% p.a. (forecast average rate of remuneration), for the remaining eleven years and five months, totaled R$ 137,689 (TNL) and R$ 788,012 (consolidated).

Faced with the undue classification, by the SRF (Federal Internal Revenue Department) and the PGFN (Office of the Chief Attorney for the National Treasury), of debts under the PAES Special Scheduling program, TMAR felt obliged to file a lawsuit in order to prove its good standing with regard to payment of the installments under the program, as well as to substantiate the debts that were included in that program. To this end, and in view of the concession in the aforementioned suit of a preliminary injunction conditional upon a guarantee, supplementary judicial deposits are being made, of approximately R$ 3 million per month, until such time as an administrative or judicial decision is handed down, determining the correct balance of the debts included in the PAES. In May 2006, TMAR obtained a judicial ruling authorizing the monthly guarantee presented in this legal action to be effected by means of a bank guarantee, instead of a cash deposit.

In the cases of TNL and Oi, the same undue inclusion by the authorities of amounts other than those specified by the companies has occurred. On August 22, 2006, the SRF removed TNL and Oi from the REFIS II program, based on their supposed default. Since this exclusion is considered by the management and legal advisors to be totally unfounded, given that the calculation of the installments paid is based on amounts that were asked to be included, TNL and Oi are taking the necessary administrative and judicial steps for reinstatement in the REFIS II program. In the event that the REFIS II debt is recalculated without including the benefits provided for in Law nº 10,684/2003, the amount of the long-term debt, totaling R$ 156,260 (consolidated), will be transferred to current liabilities and would result in the complementary recording of financial charges amounting to approximately R$ 14 million.

23        PROVISIONS FOR LEGAL CONTINGENCIES

(a)        Composition of the book balance

		Parent Company		Consolidated
		2006	2005	2006	2005
	Fiscal
(i)	ICMS tax assessments			286,093	158,882
(ii)	Compensation for tax losses and
	negative contribution base			89,100	79,881
	FUST			64,525	12,843
(iii)	ISS	424	424	49,622	48,986
	INSS (joint responsibility,
	professional fees and indemnifications)			46,811	42,108
(iv)	ILL - tax on net income			41,119	38,266
	FUNTTEL			28,151	14,470
(v)	Other claims	4	4	138,510	77,481

		428	428	743,931	472,917

	Labor
(i)	Overtime	621	511	371,860	340,355
(ii)	Claims by outsourced personnel	89	21	262,223	228,575
(iii)	Risk premium			121,379	111,101
(iv)	Equal pay/reinstatement	12	8	111,233	106,426
(v)	Indemnifications	23	21	106,639	79,220
(vi)	Other claims	33	109	155,543	136,750
	Related judicial deposits (*)			(203,899)	(104,555)

		778	670	924,978	897,872
	Civil
(i)	ANATEL estimates			159,868	114,055
(ii)	Small claims courts			77,120	55,788
(iii)	ANATEL fines			55,200	33,498
(iv)	FASS (Atlantic Social Security Foundation) indemnity				72,597
(v)	Other claims		2,239	262,938	186,784

			2,239	555,126	462,722

		1,206	3,337	2,224,035	1,833,511

(*) according to CVM Resolution no 489/2005.

In accordance with the terms of the respective legislation, the provisions for legal contingencies are corrected monetarily on a monthly basis, based on the following indices and interest rates:

Fiscal:   Variations of the SELIC (Brazilian Central bank base rate) and UFIR (Fiscal Unit of Reference);
Labor:    Indices of the TRT’s (Regional Labor Courts), plus interest of 1% per month;
Civil:     Variations of the UFIR, plus monthly interest ( 0.5% up to January 9, 2003 and 1% as from January 10, 2003) and, for ANATEL, the IGP-DI inflation index.

(b)       Breakdown of the claims according to level of risk, net of judicial deposits, as at December 31, (consolidated)

	2006
	Fiscal	Labor	Civil	Total
Probable	743,931	924,978	555,126	2,224,035
Possible	6,011,933	958,526	1,807,420	8,777,479
Remote	273,406	1,085,024	625,677	1,984,107

Total	7,029,270	2,968,528	2,988,223	12,985,621

	2005
	Fiscal	Labor	Civil	Total
Probable	472,917	897,872	462,722	1,833,511
Possible	4,162,387	749,412	454,378	5,366,177
Remote	234,940	689,787	358,428	1,283,155

Total	4,870,244	2,337,071	1,275,528	8,482,843

(c)        Summary of changes in the balances of the provisions for legal contingencies

	Parent Company
	Fiscal	Labor	Civil	Total
Balance at December 31, 2004	564	138		702

Additions, net of reversions		1,362	1,784	3,146
Write downs due to settlement		(1,155)		(1,155)
Monetary correction (Note 7)	(136)	325	455	644

Balance at December 31, 2005	428	670	2,239	3,337

Additions, net of reversions		(6)	(494)	(500)
Write downs due to settlement		(4)	(1,836)	(1,840)
Monetary correction (Note 7)		118	91	209

Balance at December 31, 2006	428	778		1,206

	Consolidated
	Fiscal	Labor	Civil	Total
Balance at December 31, 2004	568,494	724,898	334,084	1,627,476

Spin-off of TNL Contax	(1,966)	(8,576)	(314)	(10,856)
Additions, net of reversions	222,767	265,656	178,306	666,729
Write downs due to settlement	(320,765)	(136,082)	(127,196)	(584,043)
Monetary correction (Note 7)	25,475	156,531	77,842	259,848
Transferred to ICMS payable (Note 21)	(21,088)			(21,088)
Related judicial deposits		(104,555)		(104,555)

Balance at December 31, 2005	472,917	897,872	462,722	1,833,511

Additions, net of reversions (a)	293,959	130,390	277,759	702,108
Write downs due to settlement	(143,091)	(134,573)	(284,686)	(562,350)
Monetary correction (Note 7)	120,146	130,633	99,331	350,110
Related judicial deposits		(99,344)		(99,344)

Balance at December 31, 2006	743,931	924,978	555,126	2,224,035

 (a) The total additions net of reversions, amounting to R$ 702,108, comprise the expenses of provisions for legal contingencies, to the sum of R$ 620,175 (see Note 6) and the amounts shown in the table below, totaling R$ 81,933.

The provisions in relation to the issues of ICMS on the leasing of IP gateways, INCRA, FUST, FUNTTEL, ICMS credit on electricity and corporate income tax on external operations are all recorded under the income accounts for the respective charges, as shown below:

	Consolidated
	2006	2005
Deductions from gross revenue:
Leasing of IP gateways	(15,195)	946

Payroll expenses:
INCRA	(790)	(735)

Other operating expenses:
FUST	(46,622)	(12,843)
FUNTTEL	(11,221)	(8,090)
ICMS credit on electricity	(8,105)	(31,672)

Financial expenses:
Corporate income tax on external operations		(40,079)

	(81,933)	(92,473)

(d)       Provisions for probable losses (consolidated)

Fiscal:

(i)      ICMS (Value Added Tax on Sales and Services) tax assessments - Refers to a provision that is considered by the management to be sufficient to cover the various tax assessments in relation to: (a) insistence on levying ICMS, instead of ISS, on certain revenues; (b) offsetting and appropriation of credits on the acquisition of goods and other inputs required for network maintenance; (c) assessments relating to non-compliance with obligations regarding access; and (d) assessments for taxes on electricity. The change that occurred during the fiscal year ended on December 31, 2006 basically represents monetary correction.

(ii)      Compensation for tax losses and a negative contribution base - As disclosed in Note 9, TMAR has obtained a preliminary injunction guaranteeing compensation for tax losses and a negative calculation base, when ascertained for the base years prior to and including 1998, offsetting this against 100% of taxable income. The change that occurred during the fiscal year ended on December 31, 2006 relates to monetary correction.

(iii)      ISS (Tax on Services) - TMAR maintains provisions for tax assessments in relation to queries regarding the levying of ISS tax on a variety of value-added technical and administrative services, such as the leasing of equipment. The amount set aside represents that portion of the assessments that the company’s legal advisers consider to be subject to the incurring of loss.

(iv)      ILL (Tax at Source on Net Income) - TMAR has offset the ILL paid up to the calendar year 1992, based on decisions by the STF (Federal Supreme Court) with regard to the unconstitutional nature of said tax. Even though the merits of the argument have been made clear in the forum of the higher courts, a provision is still maintained, in view of the fact that a definitive decision has not yet been made regarding the criteria for correcting these credits monetarily. The change that occurred during the fiscal year ended on December 31, 2006 relates to monetary correction.

(v)      Other claims - These largely relate to provisions to cover IPTU tax assessments, amounting to R$ 10,462 (2005 – R$ 10,462), sundry tax assessments relating to corporate income tax and social contribution charges, to the sum of R$ 35,282 (2005 – R$ 25,576), and provisions for ICMS on electricity credits, totaling R$ 66,855 (2005 – R$ 19,212), in view of the revoking of the Rio de Janeiro State Resolution no 222/2005 conceding these credits.

Labor:

There has been an increase in payments in settlement of claims, resulting from agreements with the labor union Sinttel in the states of Maranhão, Rio de Janeiro, Pernambuco and Espírito Santo, and there has also been a significant increase in the volume of labor lawsuits, as a result of: (a) the impact on staff of the restructuring of previous years; (b) the FGTS contract rescission penalty incentive to recover the inflation differences in relation to the Verão and Collor economic plans; (c) an increased number of lawsuits in relation to the knock-on effect of the decommissioning of network maintenance companies whose performance was not up to the quality standards required by the Telemar Group; (d) expansion of the jurisdiction of the labor courts following the publication of Constitutional Amendment nº 45; and (e) increased labor union powers to act as a legal substitute.

The principal contingencies, broken down according to the nature of the proceedings, are summarized below:

(i)         Overtime - Claims relating to demands for overtime payments, for work done outside normal working hours.

(ii)        Knock-on effect - Claims filed by former employees of contractors, holding TMAR secondarily responsible for amounts possibly owing and not paid by those contractors, usually because they went out of business.

(iii)       Risk premium - Reflects the expectation of losses in proceedings relating to demands for an additional risk payment by employees who work in environments that may be considered dangerous, particularly those close to high-voltage electrical installations.

(iv)       Equal pay/reinstatement - Represents amounts arising from remuneration differences among the employees, claimed by those whose receive lower pay for doing a similar job, in association with other requirements provided for in the applicable legislation.

(v)        Indemnifications - The indemnities correspond to demands for reimbursement or compensation for losses incurred during the validity of the employment contract, due to a variety of reasons, among which one may cite: work-related accident, provisional job stability, pain and suffering, restoration of payroll deductions, child day care benefit and productivity bonus provided for in the collective labor agreement.

(vi)       Other claims - These refer to a variety of issues relating to demands for additional payments for length of service, unhealthy working conditions, income share, night work, and travel expenses, among others. The principal items are shown below:

	Parent Company		Consolidated
	2006	2005	2006	2005
Sundry labor fines		5	36,746	37,274
Pension supplement	26	23	25,912	19,608
PIRC – voluntary retirement plan			18,040	22,571
Pay differences		8	16,554	16,646
Others	7	73	58,291	40,651

	33	109	155,543	136,750

Civil:

(i)         ANATEL estimates - The change in the year ended December 31, 2006 is the result of a supplementary provision of R$ 52,221 (2005 – R$ 72,890) and payments amounting to   R$ 6,408, largely relating to non-compliance with PGMU obligations, the disruption of customer services and impediments to inspection.

(ii)         Small claims courts - Questions raised by customers, for whom the individual indemnification amounts do not exceed the equivalent of forty minimum salaries. The change that occurred during the year ended on December 31, 2006 may be explained by an increase in the number of claims outstanding, moves by the judiciary to settle the claims and the implementation of a system, using a new methodology, to standardize the calculations at all the branch offices. Over the course of the year ended on December 31, 2006, payments were made in settlement of various of these suits, to the sum of R$ 85,010 (2005 - R$ 77,321), offset by new provisions amounting to R$ 106,342 (2005 - R$ 90,329).

(iii)         ANATEL fines - The change in the year ended December 31, 2006 comprises monetary correction amounting to R$ (171) (2005 – R$ 5,271), a supplementary provision of R$ 85,174 (2005 – R$ 77,217) and payments totaling R$ 63,301 (2005 – R$ 24,823), largely as a result of failure to respect the rights and guarantees  of customers, claims relating to phone cards and impediments to inspection.

(iv)         Atlantic Social Security Foundation indemnity - Based on the opinion of outside consultants, the company’s management recorded a provision in 2002 against a claim for indemnification by SISTEL (Sistel Social Security Foundation), in relation to the rescission of a contract for the renting of a building in Rio de Janeiro. The amount of the 2002 provision to cover settlement of said claim was re-evaluated as a result of the transfer of the administration of the company’s pension plans to the “Fundação Atlântico de Seguridade Social – FASS”, which included an evaluation and pledging of obligations to the sponsors, considering the rents lost to the foundation as a result of the rescission. On July 13, 2006, a formal agreement was reached between the parties, which involved TMAR paying the sum of R$ 80,000 on July 26, 2006.

(v)        Other claims - These refer to various lawsuits in progress in relation to the rescission of contracts, indemnification of former suppliers and contractors, and expansion plans linked to the issuing of shares, among others. The change that occurred during the year ended December 31, 2006 is the result of a review of the risk of incurring losses in regard to these proceedings, based on the opinion of the company’s legal advisors, as well as the re-evaluation of the amounts of provisions to cover losses arising from lawsuits in relation to the rescission of contracts.

(e)       Possible contingencies (not provided for)

TNL and its subsidiaries also have a number of proceedings wherein the expectation of incurring losses is classified as possible, in the opinion of their legal advisors, and for which no provisions for contingencies have been made.

The principal contingencies classified as involving possible losses, in the opinion of the company’s legal advisors, are summarized below:

Fiscal

The amounts shown are based on the totals of the lawsuits and the tax assessments and notifications, which in many cases are arbitrated, there being no details provided in relation to the infraction. Hence, there may be significant differences in relation to the real amounts under discussion.

ICMS - In July 1999, TMAR was questioned in relation to ICMS tax on international calls made from Brazil, on the grounds that, since these calls originated in Brazil, they should be subject to ICMS. This contradicts another legal interpretation, which considers that international calls represent an exporting of services and are therefore exempt from ICMS. There is doubt as to the responsibility for these payments, should they come to be charged, since TMAR has no revenues corresponding to these services during the period in question.

In February 2000, while still seeking recourse in the administrative sphere, TMAR obtained a favorable response from the Taxpayers’ Council of Rio de Janeiro, which was reversed by the State Revenue Department (SRE-RJ), which understood that the responsibility for the payment, up to the introduction of the CSP (Provider Selection Code), was TMAR’s.

Having exhausted its options in the administrative sphere, TMAR took recourse to legal action by seeking court injunctions. A favorable decision was handed down, to the effect that, even after the introduction of the CSP, in July 1999, the responsibility for taxing and paying remained with the long distance international service provider. TMAR also obtained favorable administrative and judicial decisions in other states, such as Bahia, Minas Gerais and Roraima, in regard to the responsibility of the long distance international service provider.

Subsequently, with the judicial debate moving from the state of Rio de Janeiro to the High Court (STJ), TMAR’s judicial appeals were regarded unfavorably with respect to that state. In the event, and despite having classified the risk as possible, the company decided to await a more auspicious moment to surrender its lawsuits in the state and settle the case under an amnesty granted by the Treasury. In November 2006, with the introduction of an amnesty program by the state of Rio de Janeiro, the company did just that, taking advantage of the discounts on the fines and interest charged.

In addition, there are various other ICMS tax assessments, amounting to approximately R$ 1,197,844, notably in relation to: (i) certain revenues from services that are already taxed for ISS or that do not form part of the ICMS tax base, to the sum of R$ 687,593; (ii) the offsetting of credits in relation to the acquisition of goods and other inputs needed for network maintenance, amounting to approximately R$ 321,167; and (iii) tax assessments relating to non-compliance with access obligations and the alleged failure to record tax documents, amounting to R$ 1,827.

ISS - Assessments relating to the levying of ISS on the leasing of equipment, wake-up calls and other communication services, amounting to a total of approximately R$ 1,060,915, have not been provided for, being classified as potential losses, since these activities are either not subject to the levying of ISS or are already being taxed for ICMS. Furthermore, and strengthening the arguments of the defense, the Federal Supreme Court (STF) decided, in the fourth quarter of 2001, that ISS should not be levied on the leasing of equipment, to which a substantial portion of these assessed amounts are related.

INSS (National Institute of Social Security) - There are proceedings totaling approximately R$ 403,163 relating to joint liability, the applicable percentage of SAT (Workplace Accident Insurance) and items liable to incurring INSS. TMAR has obtained favorable decisions determining the charging of SAT on its services at the rate of 1%, as sought by the management. A favorable decision was also obtained ordering acceptance of the documents presented and the withdrawal of the joint liability that had been assigned by the INSS.

In July 2005, the INSS issued 24 NFLDs (Tax Debt Notices) against TMAR, for the combined sum of R$ 316,791, which were contested by the company. This amount largely comprises:

(i)    Non-collection of social security contribution on amounts paid out as TMAR income sharing. This payment was made in accordance with the terms of Law nº 10,101 and of Article 7 of the 1988 Federal Constitution, and should not form part of the calculation base for this contribution. The amount involved in this assessment is R$ 233,248.

(ii)  Non-collection of social security contribution on amounts paid out as indemnification bonus, child day care benefit, assistance to children with special needs, etc.. These items are, in the understanding of TMAR’s internal and outside advisors, of an indemnificatory nature and, therefore, not liable to incurring said contribution. The amounts involved in this assessment come to a total of R$ 58,182.

(iii) Non-collection of social security contribution on amounts paid to freelancers hired by TMAR. In this case, the inspectors did not have access to documents proving that the correct amounts were duly paid by the company to the freelancers hired and were reported in the specific ancillary social security obligations forms. In the light of this, TMAR’s management will compile all the documentation necessary for the annulment of the NFLD issued. The amount involved in this assessment amounts to R$ 12,485.

Federal taxes - There are also various tax assessments with regard to corporate income tax, social contribution, PIS, PASEP and COFINS, all relating to alleged failure to pay or to undue compensatory procedures, amounting to approximately R$ 522,018. Based on the opinion of its legal advisors, the company’s management considers that there is a good chance of success in these proceedings, and for this reason has made no provisions for possible losses.

Moreover, in August 2000, TMAR was assessed by the Federal Internal Revenue Department of Rio de Janeiro, based on events that occurred in 1996, and therefore prior to the privatization. These assessments came to a total of R$ 993,689, in relation to corporate income tax, social contribution, PIS, COFINS and withholding tax. Of the aforementioned sum, approximately R$ 51,000 was registered under the REFIS II program. After the final decision, the remaining amount, the maximum risk level of which is considered to be possible, totals approximately R$ 118,242.

In July 2005, TNL was assessed by the Federal Internal Revenue Department (SRF) for R$ 1,698,941, largely in relation to the corporate transaction carried out by the company in 1998, appropriating the goodwill determined in relation to the Telebrás System privatization auction. The amortization of the goodwill and the corresponding deduction for tax purposes is provided for in Law n° 9,532/1997, which, in Article 7, authorizes the result of the amortization of goodwill to be included in calculating the taxable income of a company resulting from a merger, spin-off or consolidation, where one of the parties has an equity stake in the other, acquired at a premium based on the prospect of the future profitability of the investee. Hence, the prevailing federal legislation expressly allows the possibility of making use of premiums paid in the acquisition of investments. This is a normal market practice and followed, moreover, the recommendations of CVM Instruction n° 319/1999. TNL is supported by the formal pronouncements of four renowned tax law firms, confirming the legality of the procedures adopted in the aforementioned transaction. The company has duly contested the tax assessment notice and has already obtained a partially favorable decision in the lower administrative stage, where it was decided to eliminate the 150% fine charged to the company. This reduced the amount in question by approximately R$ 300,000.

On June 30, 2006, the SRF issued an updated tax assessment notice against TMAR, for the sum of R$ 519,075, of which R$ 58,120 relates to a number of disallowances of exclusions from the PIS and COFINS calculation bases, R$ 359,226 is due to the inspectors failing to consider the information contained in rectified returns (DCTFs) when calculating the due amounts, and  R$ 101,729 relates to inaccuracies on the part of the inspectors in the comparison of the PIS and COFINS specified with the DCTFs. The company has compiled the documentary evidence to sustain the accuracy of its own calculations and payments and, based on the opinion of its legal advisers, the management considers the risk of losses in this case to be possible.

In November 2006, the SRF issued a tax assessment against TNL charging R$ 87,263 that was allegedly due in relation to corporate income tax and social contribution for the appropriation of interest and exchange variation arising from credit operations abroad, as a result of a debt contract with TNL Trading. The company has contested this assessment and, based on the assessment of its lawyers, the management considers the risk of losses in this case to be possible.

At the end of December 2006, TMAR received another tax assessment, charging the sum of        R$ 87,681 for corporate income tax and social contribution. This amount is allegedly due as a result $of: (i) disallowances considered undue, relating to services provided to affiliated companies; (ii) non-deductible expenses in relation to swap transactions; (iii) the offsetting in some states of tax losses beyond the stipulated limit of 30%; (iv) the undue use of Telerj tax losses, along with the income of other telecoms companies, when the company was incorporated; and (v) inflation gain not fully realized at some affiliates, when the company was incorporated. TMAR does not agree with the arguments presented and its lawyers are studying the issues involved and preparing the company’s defense for presentation.

Labor:

These relate to questions regarding various claims in relation to pay differences, overtime, hazardous environment premium and joint liability, among others, amounting to a total of around R$ 958,526 (2005 – R$ 749,412), which are mainly before lower courts and for which no ruling has been handed down regarding the merits of these cases.

Civil:

These refer to lawsuits in relation to which no judicial ruling has been handed down, the principal objectives of which are associated with issues regarding network expansion plans, indemnification for pain and suffering and material damages, collection proceedings, and tendering processes, among others. These issues are represented by more than 24,683 lawsuits (2005 – 17,855), amounting to a total value of approximately R$ 1,807,420 (2005 – R$ 454,378). This total is based, exclusively, on the amounts claimed by the plaintiffs (which are typically exaggerated), and the final judicial decisions are still pending.

24        DEBENTURES

The company’s 12,072 thousand simple, non-convertible debentures, with a unit value of R$ 100, making a total of R$ 1,207,200, remunerated according to the variations of the CDI rate, plus 0.7% p.a. and amortized half-yearly since December 2001, were fully redeemed on June 1, 2006, for the sum of R$ 1,309,045.

At an Ordinary General Meeting of the shareholders, held on March 7, 2006, approval was given for a public issue by the subsidiary TMAR of 216,000 (two hundred and sixteen thousand) simple, non-convertible debentures, in two series, with a nominal unit value of R$ 10, making a total of R$ 2,160,000. The issue date was set at March 1, 2006, with the placement date on March 27, 2006. The maturity of the 1st series is five years and of the 2nd series is seven years, from the issue date, and the remuneration is equivalent to 103% p.a. of the CDI rate, for the 1st series, and the CDI rate plus 0.55% p.a. for the 2nd series. The interest recorded under current liabilities, amounting to R$ 92,868, is amortized half-yearly, beginning on September 1, 2006. TMAR’s Board of Directors approved this operation on March 15, 2006.

25        SHAREHOLDERS’ EQUITY

a)         Capital stock

The company’s authorized capital is represented by 700,000,000 shares. At an extraordinary meeting of the Board of Directors, on April 12 2005, approval was given for a capital increase of R$ 154,238, corresponding to the balancing item of the tax benefit earned by TNL as a result of the amortization of the premium generated by the consolidation carried out on December 30, 1999. A total of 3,916 thousand shares were issued, 1,305 thousand common stock and 2,610 thousand preferred stock. With this increase, the capital stock of TNL, which is fully subscribed and paid up, comes to R$ 4,688,731, represented by 130,612 thousand common shares and 261,223 thousand preferred shares.

The capital stock is represented by:

	Quantity of shares (in blocks of 1,000)
	2006	%	2005	%
Common stock	130,612	33.33	130,612	33.33
Preferred stock	261,223	66.67	261,223	66.67

Total	391,835	100.00	391,835	100.00

Common shares held in treasury	(3,238)		(3,238)
Preferred shares held in treasury	(6,476)		(6,476)

Total shares outstanding	382,121		382,121

(b)       Capital reserves

Special premium reserve

The balancing item for the premium recorded upon the inverse absorption described in Note 3 (a), net of the provision registered in accordance with CVM Instruction nº 349/2001.

An extraordinary meeting of the Board of Directors was held on April 12, 2005 to approve the capitalization of the special share premium reserve, to the sum of  R$ 154,238, and the remaining balance of R$ 27,115 was realized against retained earnings.

Donations and subsidies for capital expenditure reserve

Although there are donations and subsidies received in the past, under the plan for self-financing, this balance basically refers to investment relating to tax incentives - FINOR.

(c)        Revenue reserves

Legal reserve

According to Article 193 of the Brazilian Corporate Legislation, TNL must allocate 5% of its net income for the year to a legal reserve, up to the limit of 20% of the capital stock. This allocation is optional when the sum of the legal reserve plus the capital reserves exceeds the capital stock by 30%. The legal reserve may be utilized for a capital increase or for absorbing losses, but may not be distributed in the form of dividends. In 2006, the sum of R$ 365 was reversed against the legal reserve in relation to the fiscal year 2005.

Realizable income reserve

This reserve represents the unrealized income arising from a positive result in the equity adjustment. In 2005, the company set up such a reserve, totaling R$ 272,143, with a view to safeguarding its cash flow position. In 2006, the reserve was reversed to the retained earnings account.

Investment reserve

The company keeps an investment reserve to cover its capital expenditure, either directly or by extending long term lines of credit to its subsidiaries, as well as to cover the respective capital budgets. These direct and indirect resources have been invested in the expansion of the wireline network, in relation to ANATEL’s targets for universal telephone access, and in getting Oi established, with a total of R$ 2.1 billion invested in permanent assets in 2004, R$ 2.5 billion in 2005, and R$ 2.3 billion in 2006. The expected return on this capital expenditure is 7 years from the date of the investment. In 2006, the company set up an investment reserve amounting to R$ 1,128,336, with a view to safeguarding its cash flows. Nevertheless, whenever the company’s financial situation allows, this reserve may be utilized for the distribution of dividends.

(d)       Dividends and interest on capital

According to the company’s by-laws, TNL must pay out a minimum compulsory dividend for each fiscal year, equivalent to 25% of the net income, adjusted in accordance with Article 202 of the Brazilian Corporate Legislation. The preferred shares take priority in the reimbursement of capital, without premium, and in the distribution of dividends, being guaranteed a minimum, non-cumulative dividend of 6% p.a. proportional to the capital stock or 3% p.a. of the share book value, whichever is the higher. The remaining amount of the minimum compulsory dividend is allocated to the holders of common shares, to the same limit as the preferred shares and whatever is left over is distributed equitably among all the shareholders.

The by-laws also provide for the payment of interest on capital to the shareholders. This interest on capital is tax deductible and remuneration is limited to the average TJLP for the period in question, applied to the shareholders’ equity at the end of the previous fiscal year, and may not exceed (i) 50% of the net income (before considering this distribution and any deduction of income tax) for the period in which the declaration is made, or (ii) 50% of the sum of the retained earnings plus the revenue reserves, whichever is the greater. The amount paid or designated as interest on capital is considered to be part of the distribution of compulsory dividends. Hence, according to the Brazilian Corporate Legislation, TNL is obliged to distribute to the shareholders an amount sufficient to ensure that net value received, after payment of income tax withheld at source, is at least equal to the minimum compulsory dividend.

At an Ordinary General Meeting of the shareholders, held on April 11, 2006, approval was given for the allocation of the net income for the fiscal year ended on December 31, 2005, amounting to R$ 1,052,362, as follows: (a) R$ 52,982 to the legal reserve; and (b) distribution of dividends to the company’s shareholders, to the sum of R$ 573,183. At this same meeting, ratification was given for the payment of interest on capital attributed to the dividends for the fiscal year, amounting to a gross figure of R$ 212,044, the payment of which began on April 24, 2006.

In compliance with the provisions of Brazilian Corporate Legislation and in accordance with TNL’s by-laws, the adjusted net income is equivalent to the net income for the fiscal year, adjusted to reflect the allocations to/from the: (i) legal reserve; (ii) contingency reserve.; and (iii) realization of unrealized income.

The minimum compulsory dividends were calculated as follows:

	2006	2005
Net income for the year	1,248,204	1,052,362
Appropriation to the legal reserve - 5%	(62,410)	(52,982)

Adjusted net income	1,185,794	999,380

Minimum compulsory dividend - 25%	296,448	249,845

Number of common shares outstanding (thousand)	127,374	127,374
Number of preferred shares outstanding (thousand)	254,747	254,747

The minimum compulsory dividends were calculated as follows:

	2006	2005
	Preferred	Preferred
Capital stock subscribed	4,688,731	4,688,731

Total shares outstanding (*)	382,121	382,121
Total preferred shares outstanding (*)	254,747	254,747

Basis for the calculation	3,125,817	3,125,817

Minimum compulsory dividend - percentage	6%	6%

Minimum compulsory dividend	187,549	187,549

(*) thousands of shares
	2006	2005
	Preferred	Preferred
Shareholders’ equity	9,277,874	8,358,841

Total shares outstanding (*)	382,121	382,121
Total preferred shares outstanding (*)	254,747	254,747

Basis for the calculation	6,185,241	5,572,553

Minimum compulsory dividend - percentage	3%	3%

Minimum compulsory dividend	185,557	167,177

(*)thousands of shares

For the net income for the fiscal year ended on December 31, 2006, the management is proposing the allocation of R$ 30,000 in the form of dividends and R$ 299,966 in the form of interest on capital, the total value being superior to the minimum compulsory dividend (statutory). For the purpose of determining the interest on capital for distribution, the calculation base considered the amounts net of income tax withheld at source (IRRF).

The payment of interest on capital for the fiscal year 2005 was approved at an Extraordinary General Meeting of the shareholders of TNL held on April 11, 2006, with the amount corrected up to December 31, 2005 according to the variations of the CDI rate and from January 1, 2006 to the start of payments in accordance with the TR (Referential Rate).

	Common	Preferred
	stock	stock	Total
Interest on capital	99,990	199,976	299,966
Proposed dividends	10,000	20,000	30,000

IRRF due on interest on capital	(3,906)	(21,877)	(25,783)

Total distribution net of IRRF	106,084	198,099	304,183

Number of shares outstanding (thousand)	127,374	254,747	382,121

Amount per share
Proposed dividends - (R$)	0.079	0.079	0.079
Interest on capital (historical value)
December 29, 2006	0.785	0.785	0.785

The dividends and interest on capital payable by the parent company, shown under current liabilities, are made up as follows:

Base year of the proposal	2006	2005
2006	304,182
2005	25,887	781,150
2004	36,829	37,744
2003	19,182	19,590

	386,080	838,484

(e)       Prescribed dividends

This refers to dividends and interest on capital that have not been claimed by the shareholders, within a period of three years from the date that this remuneration was placed at the disposal of the shareholders.

(f)        Treasury stock

On January 26, 2005, the Board of Directors approved the introduction of a program for the repurchasing of the company’s shares for subsequent cancellation or holding in treasury, for a period of 90 days up to April 26, 2005, and up to a limit of 10% of the outstanding common and preferred shares, excluding treasury stock, representing a ceiling of 3,458 thousand common shares and 20,431 thousand preferred shares.

During the fiscal year 2005, TNL repurchased a total of 1,598 thousand shares, of which 533 thousand were common shares and 1,065 thousand were preferred shares, at a total cost of R$ 70,979. As a result, as at December 31, 2005, TNL held 9,714 thousand shares in treasury, of which 3,238 thousand were common shares and 6,476 thousand were preferred shares. The program was terminated in 2005.

Reconciliation of net income for the year and shareholders’ equity

The reconciliation of net income for the years ended on December 31, 2006 and 2005 and of shareholders’ equity on those dates, between the parent company and the consolidated figures, is shown below:

	Net income for the year		Shareholders’ equity
	2006	2005	2006	2005
Parent Company	1,248,204	1,052,362	9,277,874	8,358,841

Elimination of unrealized income on the sale to TMAR
of TNL’s equity stake in Pegasus (i)			(43,271)	(43,271)

Elimination of the goodwill amortization paid by TMAR
in its acquisition of TNL’s equity stake in Pegasus (ii)	19,808	19,808	79,235	59,427

Amortization of TNL goodwill (iii)	(11,154)	(11,154)	(44,617)	(33,463)

Elimination of unrealized income on the sale to TMAR
of TNL’s equity stake in Oi (iv)			(499,994)	(499,994)

Elimination of the goodwill amortization paid by TMAR
in its acquisition of TNL’s equity stake in Oi (iv)	53,097	53,097	190,263	137,166

Consolidated	1,309,955	1,114,113	8,959,490	7,978,706

(i)      This refers to the elimination of TNL’s unrealized income on the sale of its equity stake in Pegasus (absorbed by Oi, as described in Note 1) to TMAR, to the sum of R$ 43,034, which was recognized in December 2002. In February 2003, the sale price of Pegasus’ shares was adjusted downwards, reducing TNL’s profit by R$ 20,647.  However, in November 2003, Pegasus’ management prepared technical studies on the expectation of future taxable profits, concluding that it would be possible to make full use of their tax credits. As a result, the sale price was adjusted once more, to reflect the amount of R$ 85,450 that is to be paid as the tax credits for the period prior to its acquisition by TMAR are utilized, and non-operating income of R$ 20,884 (a 24.44% share of the tax credits) was recognized by TNL.

(ii)      This refers to the elimination of the amortization of the premium paid by TMAR on its acquisition of TNL’s equity stake in Pegasus, to the sum of R$ 78,160, after adding the supplementary amount of R$ 20,884 mentioned in the preceding paragraph. This premium is being amortized by TMAR over a period of 60 months, in line with technical studies as to the expected future profitability of the business. The premium and amortization amounts were eliminated in the consolidation, dealing as they do with goodwill within the same group of companies.

(iii)     The premium paid by TNL on its acquisition of an equity stake in Pegasus, in January 2001, has been retained in the consolidation, at the amount of R$ 55,772, and is amortized over a period of 60 months. This premium was fully amortized at TNL with the sale of its equity stake in Pegasus to TMAR. For the purpose of consolidation, this amount is considered to be part of the premium paid to third parties on the acquisition of Pegasus, and is amortized in line with the abovementioned studies.

(iv)    This refers to the elimination of TNL’s unrealized income on the sale of its equity stake in Oi (reversal of the provision for uncovered liabilities). Also eliminated is the amortization of the premium paid by TMAR on its acquisition, for R$ 1 (one real), of TNL’s equity stake in Oi, which is being amortized over 9.5 years, since May 2003, in line with the average depreciation of the related assets.

26        FINANCIAL INSTRUMENTS

The market exposure of TNL and its subsidiaries stems mainly from changes in the currency exchange rates, since a large part of their debt is denominated in foreign currency, while their revenues are in reais. In order to reduce this risk exposure, the companies use derivatives such as swap contracts. TNL and its subsidiaries do not use derivatives for any other purpose.

These transactions are carried out through the company’s treasury area, in line with a strategy that has been previously approved by the management.

(a)    Foreign exchange risk

Approximately 42% (2005 - 57%) of the consolidated debt, including debentures and excluding currency swap operations, is denominated in foreign currency (U.S. dollars or Japanese yen or based on the BNDES basket of currencies).

The sum of the nominal values of the currency swaps and foreign currency investments, as at December 31, 2006, is US$ 1,307,858 thousand (2005 - US$ 1,866,342 thousand) for the consolidated figures and US$ 549,609 thousand (2005 - US$ 680,886 thousand) for the parent company, providing 83% and 94% cover, respectively, of the foreign exchange risk (2005 - 97% and 120%).

A summary of the position of these transactions is shown below:

	Value of the contracts		Hedging gain (loss)
	2006	2005	2006	2005
Parent Company
Foreign currency investments (i)	649,514	686,853	(35,059	(120,480)
Foreign exchange swaps	525,308	906,663	(217,746)	(637,229)

Consolidated
Foreign currency investments (i)	879,658	1,038,376	(48,723)	(112,418)
Foreign exchange swaps	1,916,213	3,329,778	(696,516)	(1,463,318)

The currency swap operations transfer the risk of foreign exchange variations to the variations of the CDI rate.

(i)      Earnings on financial investments denominated in foreign currency are recorded in the results of hedging transactions (see Note 7).

(b)       Interest rate risk

TNL and its subsidiaries have loans and financing that is subject to floating interest rates, based on the TJLP or the CDI, in the case of debt denominated in local currency, and on LIBOR, in the case of debt denominated in U.S. dollars, on the Japanese interbank rate (“Japanese LIBOR”), in the case of debt denominated in Japanese yen, and on BNDES’s variable currency basket rate (UMBNDES), in the case of debt linked to BNDES’s foreign currency funding. In order to reduce its exposure to LIBOR variations, TNL and its subsidiaries engage in swap transactions that convert the LIBOR rates into fixed rates.

As at December 31, 2006, approximately 80% (2005 - 81%) of the debt incurred, including debentures, was subject to floating interest rates, and 13% (2005 - 22%) was exchanged for fixed rates, by means of swap transactions.

	Value of the contracts		Hedging gain (loss	)
	2006	2005	2006	2005
Interest rate swaps:
Parent Company	68,261	133,898	(8,508)	(10,093)
Consolidated	830,071	1,435,849	924	(18,015)

(c)        Credit concentration risk

The concentration of credit risk associated with accounts receivable from customers is not material, due to a highly diversified portfolio and the monitoring controls applied. The doubtful debts are adequately covered by a provision for potential losses in this respect (see Note 11).

Transactions with financial institutions (financial investments, loans and financing) are distributed among first class institutions, thereby minimizing the risk of concentration.

d)         Market value of the financial instruments

With the exception of direct investment in TMAR, the market values of the principal financial instruments are similar to their book values, as shown below:

		2006
		Parent Company		Consolidated
		Book	Market	Book	Market
		value	value	value	value
(i)	Loans and financing	1,882,940	1,866,010	7,317,147	7,293,079
(ii)	Investment in marketable securities	686,539	686,539	4,525,427	4,525,427
(ii)	Debentures			2,252,868	2,252,868
(iii)	Direct and indirect investment in TMAR	9,773,105	15,279,992

		2005
		Parent Company		Consolidated
		Book	Market	Book	Market
		value	value	value	value
(i)	Loans and financing	2,183,274	2,171,208	8,629,726	8,604,386
(ii)	Investment in marketable securities	2,170,500	2,170,500	3,733,076	3,733,076
(i)	Debentures	1,224,816	1,228,347	1,224,816	1,228,347
(iii)	Direct and indirect investment in TMAR	8,825,138	15,152,012

(i)         The market values of loans & financing and debentures were calculated at the present value of these financial instruments, considering the interest rate adopted by the market for transactions of a similar kind, term and level of risk.

(ii)        The book balances of investments in marketable securities and debentures, at December 31, 2006 and 2005, are similar to their market values, because they are recorded at their realizable values.

(iii)         The market value of the investment in TMAR was calculated based on the closing BOVESPA (São Paulo stock exchange) stock market quotation on the last business day of the quarter. No estimate was made of the market values of the investments in privately owned subsidiaries, since there is no active market for such shares. It should be emphasized that the market value calculated based on stock market quotations is derived from transactions between minority shareholders and does not necessarily represent the amount that would be obtained in a transaction involving the transfer of TNL’s controlling equity stake in TMAR.

27        EMPLOYEE BENEFITS

a)         Private pension schemes

SISTEL (Sistel Social Security Foundation) is a not-for-profit private welfare business entity, set up in November 1977 with the corporate purpose of establishing private plans to provide savings, income, supplementary benefits or the like, to supplement the government pension, for the employees and the family members who are linked to the sponsors of SISTEL.

With the statutory alterations approved by the SPC (Supplementary Social Security Department) in January 2000, the sponsors negotiated the terms for creating plans tailored to the individual sponsor, with joint benefits restricted to those participants who retired up to January 31, 2000 (pension plan denominated “PBS-Assistidos” or “PBS-A”).

TNL and its subsidiary TMAR sponsor private defined benefit pension plans (PBS-A and PBS-Telemar) and TNL and its subsidiaries TMAR and Oi sponsor private variable contribution pension plans (TelemarPrev).

Pursuant to Article 33 of Complementary Law nº 109, of May 29, 2001, SISTEL’s Steering Committee formally requested, in October 2004, that the administration of the PBS-Telemar and TelemarPrev plans be transfered to the “Fundação Atlântico de Seguridade Social (Atlantic Social Security Foundation)”. This foundation was set up by TMAR and was authorized by the SPC, on January 12, 2005, to begin its activities. The transfer process was completed on February 28, 2005. SISTEL continues to be responsible for the PBS-A plan.

The Atlantic Social Security Foundation - FASS, a closed supplementary pensions entity with multiple sponsors and multiple plans, is a not-for-profit private welfare business entity, with independent management of its assets, administration and finances, based in the city of Rio de Janeiro, in the state of Rio de Janeiro, for the purpose of administering and executing plans providing social security benefits for the employees of its sponsors.

In March 2005, the subsidiaries TMAR, Oi and Oi Internet began contributing to FASS. During the year  ended on December 31, 2006, these contributions totaled R$ 35,835 (2005 – R$ 8,257).

The changes between 2005 and 2006 are due to the fact that both normal and extraordinary contributions were made to FASS in 2006.

In December 2005, the SPC approved the alteration of the regulations of the benefits plans PBS-Telemar and TelemarPrev, to bring them into alignment with the requirements of MPS/CGPC Resolution nº 6, of October 30, 2003 and SPC Regulatory Instruction nº 5, of December 9, 2003, with regard to the laws governing Deferred Proportional Benefit, Self-sponsorship, Redemption and Portability.

In December 2006, the SPC approved new alterations to the regulations of TelemarPrev, aimed at simplifying the regulatory text and operational procedures.

The bookkeeping for the pension and welfare plans is kept entirely separate, allowing the results to be ascertained for each benefit plan.

The disclosure of information and effects, a requirement of the pronouncement issued by IBRACON (Brazilian Institute of Accountants) on the recording of employee benefits, approved in CVM Resolution nº 371/2000, is shown below:

(i)        Defined benefit pension plans (PBS-A and PBS-Telemar)

With regard to the statutory alterations at SISTEL, the PBS-Telemar (individual) was introduced, retaining the same benefits provided for under the plan PBS-A (joint). In addition to the benefit of supplementing the monthly income, medical assistance (PAMA – Pensioners’ Medical Care Scheme) is provided for retired employees and their dependents, with the cost being shared by the other sponsors.

The contributions of the active participants of the PBS-Telemar plan correspond to the sum of: (i) 0.5% to 1.5% of the participation stipend (according to the age of the participant); (ii) 1% of that portion of the participation stipend that is equivalent to between half and one Standard Unit; and (iii) 11% of that portion of the participation stipend that exceeds one Standard Unit. The contribution of the sponsors is equivalent to 9.5% of the payroll of the employees actively participating in the plan, of which 8 % goes to the PBS-Telemar plan and 1.5% to PAMA. The capitalization system is used for determining the costing of the plan.

During the fiscal year ended on December 31, 2006, the contributions made by the sponsors amounted to R$ 148 (2005 - R$ 151), consolidated.

This plan has been closed to new participants ever since TelemarPrev was set up, in September 2000, and about 96% of the participants have migrated to TelemarPrev.

Reconciliation of the assets and liabilities, as at December 31st:

	Parent Company
	2006		2005
		PBS-		PBS-
	PBS-A (*)	Telemar	PBS-A (*)	Telemar
Fair value of the plan’s assets	12,404	4,354	10,328	4,122
Present value of the
actuarial liabilities	(8,152)	(3,658)	(8,181)	(3,567)

Fair value of the surplus of
assets over actuarial liabilities	4,252	696	2,147	555

	Consolidated
	2006		2005
		PBS-		PBS-
	PBS-A (*)	Telemar	PBS-A (*)	Telemar
Fair value of the plan’s assets	3,369,742	195,065	2,777,961	177,909
Present value of the
actuarial liabilities	(2,216,798)	(163,889)	(2,196,133)	(153,954)

Fair value of the surplus of
assets over actuarial liabilities	1,152,944	31,176	581,828	23,955

(*)        Does not include active participants, there being a sufficient surplus to cover the future actuarial liabilities.

Although the plans show a surplus of assets in relation to the actuarial liabilities, at December 31, 2006 and 2005, these surpluses will not be recognized, due to their being no legal provision for their reimbursement, as well as the fact that the PBS-A is not a contributory plan.

Asset turnover of the plans:

	Parent Company		Consolidated
		PBS-		PBS-
	PBS-A	Telemar	PBS-A	Telemar
Fair value of the assets at
December 31, 2005	10,329	4,122	2,777,961	177,909

Benefits paid out during the year	(708)	(360)	(189,227)	(12,292)
Contributions paid in during the year				290
Effective earnings on the assets of the plans	2,784	592	781,008	29,158

Actuarial assets at December 31, 2006	12,405	4,354	3,369,742	195,065

Turnover of the actuarial liabilities:

	Parent Company		Consolidated
		PBS-		PBS-
	PBS-A	Telemar	PBS-A	Telemar
Value of the liabilities
at December 31, 2005	8,182	3,567	2,196,134	153,954

Gross current service cost (with interest)				686
Interest on actuarial liabilities	1,050	456	282,242	19,894
Benefits paid out during the year	(708)	(360)	(189,227)	(12,292)
Actuarial loss	(372)	(5)	(72,350)	1,647

Value of the liabilities
at December 31, 2006	8,152	3,658	2,216,799	163,889

The above amounts do not take into consideration the assets and liabilities of the PAMA medical scheme, as it has multiple sponsors and is similar to the defined contribution plans (payment of benefits is limited to the amount of the contributions received by the plan), in that there are no liabilities beyond the level of the existing balances.

(ii)Variable contribution private pension plan (TelemarPrev)

TNL and its subsidiaries sponsor the TelemarPrev plan, ratified by the SPC in September 2000.

The benefits to the participants ensured by the plan are classified as: (i) risk benefits - supplements; and (ii) programmable benefits - income.

Normal contributions by the participants are made up of two parts: (i) basic - equivalent to 2% of the participation stipend; and (ii) standard - equivalent to 3% of the positive difference between the total participation stipend and the social security portion. Additional contributions by the participants are optional, made in percentages representing multiples of 0.5% of the participation stipend, and for a period of not less than 6 months. Contingent contributions by the participants are also optional and must not be less than 5% of the participation stipend ceiling.

The plan’s regulations stipulate the parity of contributions made by the participants and the sponsors, up to the limit of 8% of the participation stipend, with the proviso that the sponsor has no obligation to match any additional contributions made by the participants. The capitalization system is used for determining the costing of the plan.

During the fiscal year ended on December 31, 2006, the sponsors made contributions amounting to R$ 35,687 (2005 - R$ 8,106).

Details of the variable contributions in relation to the defined benefits under the TelemarPrev plan are shown below:

Reconciliation of the assets and liabilities, as at December 31st:

	Parent Company		Consolidated
	2006	2005	2006	2005
	TelemarPrev
Fair value of the plan’s assets	63,124	59,117	1,838,347	1,722,594
Present value of the actuarial liabilities	(57,641)	(53,857)	(1,683,911)	(1,572,514)

Fair value of the surplus of
assets over actuarial liabilities	5,483	5,260	154,436	150,080

Asset turnover of the plan:

	Parent Company	Consolidated
	TelemarPrev
Fair value of the assets at December 31, 2005	59,117	1,722,594
Benefits paid out during the year	(2,927)	(90,921)
Contributions paid in during the year	190	6,105
Effective earnings on the assets of the plan	6,744	200,569

Actuarial assets at December 31, 2006	63,124	1,838,347

Turnover of the actuarial liabilities:

	Parent Company	Consolidated
	TelemarPrev
Value of the liabilities at December 31, 2005	53,857	1,572,514
Gross current service cost (with interest)	196	5,843
Interest on actuarial liabilities	7,050	205,870
Benefits paid out during the year	(2,927)	(90,921)
Actuarial loss	(535)	(9,395)

Value of the liabilities at December 31, 2006	57,641	1,683,911

(iii)       The forecast results of the plan for 2007 are as follows:

	Parent Company
	PBS-A	PBS-Telemar	TelemarPrev
Expected earnings on the assets	1,590	510	6,679
Cost of the current service			(219)
Interest	(800)	(357)	(5,821)
Amortization	38		(2,170)

Total earnings forecast for 2007	828	153	(1,531)

	Consolidated
	PBS-A	PBS-Telemar	TelemarPrev
Expected earnings on the assets	432,210	23,062	192,161
Cost of the current service			(6,884)
Amortization	9,075	(284)	(21,594)
Interest	(217,675)	(16,141)	(167,811)

Total gross earnings forecast for 2007	223,610	6,637	(4,128)
Contributions of the participants		179
Total net earnings forecast for 2007	223,610	6,816	(4,128)

The earnings should not be recognized, as there is no evidence that these assets could bring about a future reduction in the sponsors’ contributions and they are not contractually reimbursable.

(iv)       Principal actuarial premises

The main actuarial premises adopted in the calculations of the PBS-A, PBS-Telemar and TelemarPrev plans are as follows:

	% p.a.
	2006		2005
		PBS -		PBS -
		Telemar and		Telemar and
	PBS-A	TelemarPrev	PBS-A	TelemarPrev
Actuarial liability discount rate	10.24	10.24	13.42	13.42
Expected earnings rate		12.20 (*)		15.70 (*)
on the assets of the plans	13.18	10.70 (**)	13.75	14.17 (**)
Estimated rate of inflation	4.00	4.00	7.00	7.00
Estimated pay increase	(***)	4.00	(***)	7.00
Estimated benefit increase	4.00	4.00	7.00	7.00
General retirement table	UP94	UP94	UP94	UP94

(*) PBS - Telemar
(**) TelemarPrev
(***) Does not include active participants.

(b)        Employee profit sharing

The employee profit sharing scheme was introduced in 1999, as a way to stimulate the employees to meet individual and corporate targets and thereby improve the return on investment for the shareholders. The scheme comes into effect when the following targets are met:

  Economic value added targets (indicators of earnings before interest, income tax, depreciation and amortization - EBITDA, as well as indicators of economic value added); and
  Operational, quality and market indicators.

On December 31, 2006, the subsidiaries TMAR, Oi and Oi Internet recorded provisions based on the estimated attainment of these targets, amounting to R$ 34,059 (2005 – R$ 25,947).

Balance at December 31, 2005	25,947
Payment in relation to 2005	(44,851)
Addition to the provision in 2006 (Note 6)	52,963

Balance at December 31, 2006	34,059

(c)        Other employee benefits

The company also offers its employees plans covering medical and dental care, pharmaceutical assistance, child day care assistance and group life insurance, with the discounts from the payroll being made in accordance with the pay scales established in the collective labor agreements.

(d)        Stock options

TNL has introduced three stock option plans, by means of which preferred shares in the company have been set aside for a group of executives. The options may be exercised on variable dates, on a cumulative basis extending up to five years. After the fifth year, all the options may be exercised in full. The first two plans (2000 and 2001) have already come due and the third plan (2002) comes due in July 2007.

The executives who adhered to the plans paid TNL 10% of the share value, at the concession price, when the contract was signed, and this amount will de deducted from the strike price at the end of the five-year period. In the event of the rescission of the individual’s employment contract prior to completing the five years, TNL has the option of handing over the shares corresponding to the 10% paid, or paying the market value of those shares, based on the previous 90 days’ trading.

The concession price is corrected according to the variations of the IGP-M inflation index, plus interest of 6% p.a.. The executives may choose to receive the difference between the market value and the strike price of their options, or to receive the corresponding shares.

With regard to the payment of dividends, those amounts will be deducted from the exercised options. Should the executive decide to sell the shares thus acquired, following the pertinent grace period, s/he must give TNL first option to purchase those shares at the market price on the selling date.

The table below shows a summary of the transactions carried out up to December 31, 2006:

		In reais
			Concession
	Number of	Price on	price
	shares	concession
	(thousand)	date	2006	2005
Granted in July 2000	250	30.00
Granted in May 2001	1,296	33.00		64.54
Granted in July 2002	1,241	24.73	52.62	40.55
	2,787

Concessions cancelled due to rescission	(2,431)

Options in effect at December 31, 2006
(0.09% of the outstanding shares)	356

The market value of the shares on the last business day of the year 2006 was R$ 46.50 (2005 - R$ 41.50) per share. Given that the market value is lower than the option value of the shares granted under the July 2002 plan, the management has not recorded a provision.

The following table shows the position of the options in effect as at December 31, 2006:

	Options in effect			Exercisable options
	Number of	Period		Number of
Price range on the	shares	outstanding	Strike	shares	Strike
concession date	(thousand)	(months)	price	(thousand)	price
R$ 20.00 - 29.99	356	7	R$ 52.62	256	R$ 52.62

28        TRANSACTIONS WITH RELATED PARTIES – PARENT COMPANY

Transactions with related parties are carried out over terms, at prices and under other conditions similar to those with third parties. The principal transactions are summarized below:

	2006
			TNL PCS	Telemar	Telemar
	TMAR	TNL.Net	Participações	Telecomunicações	Participações	Total
Assets
Loans to subsidiaries			142,151			142,151
Dividends and interest on capital (Note 16)	540,240					540,240
Other assets	9,659					9,659

	549,899		142,151			692,050

Liabilities
Suppliers	3,211					3,211
Loans and financing	978	4,133		2,736		7,847
Dividends and interest on capital					53,776	53,776

	4,189	4,133		2,736	53,776	64,834

Revenue
Financial income	122,369		7,675	3,138		133,182

Expenses
Financial expenses	(5,126)	(570)		(248)		(5,944)

	2005
			TNL	TNL PCS		Telemar	Telemar
	TMAR	TNL.Net	Trading	Participações	HiCorp	Telecomunicações	Participações	Total
Assets
Loans to subsidiaries						4,510		4,510
Debentures (Note 24)	343,919							343,919
Dividends and interest on capital (Note 16)	428,309				2,594	380,910		811,813
Other assets	5,643							5,643

	777,871				2,594	385,420		1,165,885

Liabilities
Suppliers	754							754
Loans and financing		3,736			115,018			118,754
Dividends and interest on capital							138,040	138,040

	754	3,736			115,018		138,040	257,548

Revenue
Financial income	246,755		1,047	24		3,963		251,789

Expenses
Financial expenses		(629)	(45)		(12,954)			(13,628)

(a)        Credit lines opened by the parent company

The lines of credit extended by TNL to its subsidiaries are for the purpose of providing them with working capital for their operational activities. The maturity dates may be renegotiated, based on those companies’ forecast cash flows, at a rate corresponding to 104% of the CDI rate (2005 – 102% of the CDI rate).

(b)       BNDES loans

In December 1999, some of the sixteen subsidiary operators providing wireline telephony services, that were later absorbed by TMAR, took out loans from BNDES, the parent company of BNDESPar, which holds 25% of the voting capital of Telemar Participações S.A.. The total amount of these loans was R$ 400,000, maturing in December 2000 and bearing interest based on the SELIC rate, plus a spread of 6.5% p.a.. In December 2000, these contracts were renegotiated and replaced by two new contracts, providing a line of credit for up to R$ 2,700,000, with the contract in local currency bearing interest based on the TJLP rate and the contract in foreign currency based on the variable interest rate of the BNDES currency basket, plus 3.85% p.a.. The financial charges were paid quarterly, up to January 2002, and became due on a monthly basis for the period February 2002 to January 2008. Of that total, 30% was drawn down directly from BNDES and the remaining 70% was provided by a group of banks. Banco Itaú and Banco do Brasil led this consortium, which also comprised Banco Bradesco, Banco Alfa, Unibanco, Citibank, Safra, Votorantim, Sudameris and Santander. Since 2002, no further withdrawals have been made against this line of credit, which started to be amortized in January 2002. On December 31, 2006, the balance of this line of credit in the company’s balance sheet stood at R$ 591.1 million (2005 - R$ 1,142.6 million).

During the period December 2003 to December 2006, TMAR and Oi drew down R$ 1,446,104 and R$ 585,000, respectively, in relation to new loan contracts, signed with BNDES in October 2003, September 2004, July 2005, December 2005 and November 2006, for a total of R$ 2,234,875. These funds have been invested in the expansion of the telecom networks and in operational improvements. On December 29, 2005, with the consent of BNDES, Oi transferred the full amount of its financing to TMAR, as per Note 20, item (b), sub-item (iii).

(c)        Financial investments managed by BB DTVM

TNL has money in an investment fund abroad, amounting to R$ 649,514 (2005 – R$ 686,853), which is managed by BB DTVM, a fully-owned subsidiary of Banco do Brasil S.A.. These companies are affiliated to Brasilcap Capitalização S.A. and Brasilveículos Cia. De Seguros, each of which holds 5% of the voting capital of Telemar Participações S.A..

29        INSURANCE

During the period of the concession, it is the responsibility of the concession holder to maintain the following insurance cover, in accordance with the contractual terms: comprehensive insurance against all risks, insurance covering the economic conditions required to continue providing the service, and insurance guaranteeing the fulfillment of all obligations regarding quality and universal access.

The assets and responsibilities of material value and/or high risk are covered by insurance. TNL and its subsidiaries hold insurance providing cover for material damage and loss of revenue as a result of such damage (loss of business), etc.. The management understands that the amount of the insurance cover is sufficient to ensure the integrity of the company’s assets and the continuity of its operations, as well as compliance with the rules laid down in the Concession Contracts.

As at December 31, 2006 and 2005, the insurance policies provided the following cover, according to risk and the nature of the asset:

	Insurance cover
		(consolidated)
Type of insurance	2006	2005
Operational risk and loss of business	800,000	800,000
Civil liability - third parties	128,982	70,221
Civil liability - general	20,000	20,000
Civil liability - vehicles	3,000	3,000

30        SUBSEQUENT EVENTS

On January 19, 2007, there was a fire at a warehouse belonging to the TMAR subsidiary Oi and run by Transportadora Cometa S/A, where the material (mobile handsets, sim cards and accessories) for sale in Rio de Janeiro is stored.

The document issued by the local fire department on January 30, 2007 appraised the damages as being the total loss of inventory. Oi is insured against fire and has already initiated the procedure for resolution of the claim.

It has not yet been possible to assess the financial impact on the company of this fire.

Cash flow statement - Consolidated

	2006	2005
Operational cash flow
Net income for the year	1,309,955	1,114,113

Adjustments to reconcile net income with operational cash generation:
Minority interest	292,009	329,371
Interest and monetary and exchange variations (mainly on
loans, financing and debentures)	1,104,800	1,432,613
Depreciation	3,012,262	3,213,812
Provisions for legal contingencies	1,052,218	926,577
Amortization of deferred assets	65,822	67,489
Amortization of premium	75,442	76,269
Amortization of discount on AIX	(6,451)	(6,451)
Equity adjustment	820	(66,379)
Residual value of fixed asset disposal	27,445	15,887
Reversal of provision for losses on investments	(4,746)
Provision for losses on assets that have been shut down	9,601	40,462
Monetary correction of dividends and interest on capital	14,036	38,316
Realization of future earnings	(1,897)	(2,276)
Monetary correction of REFIS II	72,437	93,051

	7,023,753	7,272,854
(Increase) Reduction in assets
Accounts receivable	(93,756)	(151,231)
Debts receivable	(175,159)	(2,511)
Taxes deferred and recoverable	(24,795)	(498,180)
Pre-paid expenses	108,067	(166,156)
Judicial deposits and frozen assets	(375,652)	(271,601)
Inventory	(11,436)	72,494
Other assets	22,139	157,504

Increase (Reduction) in liabilities
Suppliers	162,164	13,758
Payroll, taxes and benefits	7,616	(51,926)
Taxes payable and deferred	(313,645)	269,047
REFIS II - Tax Scheduling Program	(122,457)	(112,385)
Provisions for legal contingencies	(661,694)	(709,685)
Other liabilities	45,475	94,514

Net operational cash generation	5,590,620	5,916,496

Cash flow statement - Consolidated (continued)

	2006	2005
Investment cash flow
Acquisition of fixed and intangible assets	(2,327,033)	(2,447,393)
Increase in permanent investment	(4,187)	(4,457)
Increase in deferred assets	(9,046)	(4,156)

Net cash used in investment	(2,340,266)	(2,456,006)

Extraordinary event cash flow
Cash of subsidiary excluded in the consolidation
(Contax Participações S.A. and subsidiary)		(85,153)

Net cash used in relation to extraordinary events		(85,153)

Financing cash flow
Funding	3,395,315	771,538
Payment of principal and interest
on loans, financing and debentures	(4,784,641)	(4,398,515)
Share buyback
Parent company		(70,979)
Subsidiaries		(57,476)
Payment of dividends and interest on capital	(944,947)	(1,321,090)

Net cash used in financing	(2,334,273)	(5,076,522)

Net increase (reduction) in cash	916,081	(1,701,185)

Cash at the beginning of the year	3,771,167	5,472,352
Cash at the end of the year	4,687,248	3,771,167

Change in cash position	916,081	(1,701,185)

Value added statement - Consolidated

	2006	2005
Revenues
Sale of goods and services	24,232,219	23,686,459
Provision for doubtful debts	(474,508)	(505,728)
Other operating income, net	433,871	334,196
Non-operating income (expenses), net	(16,726)	(49,958)

	24,174,856	23,464,969
Inputs acquired from third parties
Interconnection costs	(2,792,258)	(2,393,539)
Materials and energy (estimate of 18% ICMS tax on top of Note 5 amount)	(602,213)	(616,180)
Cost of goods sold (12% ICMS tax on top of Note 5 amount)	(803,058)	(1,087,984)
Third-party services (including 11% INSS tax on top of Note 5 amount)	(4,335,442)	(3,953,091)
Others	(472,809)	(259,472)

	(9,005,780)	(8,310,266)

Gross value added	15,169,076	15,154,703

Amounts withheld
Depreciation	(3,012,262)	(3,213,812)
Amortization of deferred assets	(65,822)	(67,489)
Amortization of premium	(75,442)	(76,269)
Amortization of discount (AIX)	6,451	6,451
Provisions for legal contingencies	(1,052,218)	(926,577)

	(4,199,293)	(4,277,696)

Net value added by the business	10,969,783	10,877,007

Value added through transfers
Equity adjustment	163,261	66,379
Financial income	732,678	908,249

	895,939	974,628

Total value added for allocation	11,865,722	11,851,635

Allocation of value added
Payroll and taxes	(645,598)	(594,443)
Taxes and contributions (including interest on REFIS II)	(7,329,721)	(7,090,842)
Interest and other financial charges (not including taxes)	(1,532,383)	(2,059,942)
Rents and insurance	(703,228)	(612,242)
Minority interest	(291,874)	(329,371)
Employee profit sharing	(52,963)	(50,682)
Retained earnings	(1,309,955)	(1,114,113)

	11,865,722	11,851,635

Financial information broken down as per business segment

					Other segments and		Inter group
	Wireline telephony		Wireless telephony		holding company		eliminations		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Gross operating revenue:
Local	11,942.8	12,146.4	2,149.4	1,425.8			(44.0)	(13.4)	14,048.2	13,558.8
Non-local	3,720.6	3,823.7					(17.7)	(28.6)	3,702.9	3,795.1
Data communication	2,333.8	1,936.3	308.8	26.6	87.1	566.3	(216.9)	(468.2)	2,512.8	2,061.0
Remuneration for network use	797.2	1,111.6	1,341.1	907.0			(813.5)	(717.1)	1,324.8	1,301.5
Public phone cards	1,117.1	1,111.1							1,117.1	1,111.1
Sale of handsets and accessories			318.8	767.3					318.8	767.3
Other revenues	818.4	809.9	396.6	302.9		116.0	(7.4)	(137.1)	1,207.6	1,091.7
	20,729.9	20,939.0	4,514.7	3,429.6	87.1	682.3	(1,099.5)	(1,364.4)	24,232.2	23,686.5
ICMS and other indirect taxes	(5,821.7)	(5,900.3)	(904.9)	(699.5)	(9.1)	(73.9)	41.3	59.7	(6,694.4)	(6,614.0)
Discounts and refunds	(357.6)	(191.9)	(308.4)	(110.2)		(23.0)			(666.0)	(325.1)
Net operating revenue	14,550.6	14,846.8	3,301.4	2,619.9	78.0	585.4	(1,058.2)	(1,304.7)	16,871.8	16,747.4
Cost of services rendered and goods sold:
Interconnection	(3,086.6)	(3,023.5)	(519.1)	(86.8)		(0.4)	813.3	717.2	(2,792.4)	(2,393.5)
Depreciation	(2,241.9)	(2,484.1)	(518.8)	(419.3)	(1.0)	(26.3)			(2,761.7)	(2,929.7)
Network maintenance	(1,220.1)	(919.0)	(157.3)	(117.1)	(0.8)	(10.1)			(1,378.2)	(1,046.2)
Cost of handsets andaccessories			(578.4)	(835.5)					(578.4)	(835.5)
Rents and insurance	(477.8)	(499.4)	(357.5)	(191.4)	(42.6)	(123.7)	279.1	295.3	(598.8)	(519.2)
Others	(942.5)	(845.1)	(295.7)	(238.4)	(12.3)	(7.1)		18.9	(1,250.5)	(1,071.7)
Total	(7,968.9)	(7,771.1)	(2,426.8)	(1,888.5)	(56.7)	(167.6)	1,092.4	1,031.4	(9,360.0)	(8,795.8)
Gross profit	6,581.7	7,075.7	874.6	731.4	21.3	417.8	34.2	(273.3)	7,511.8	7,951.6

					Other segments and		Inter group
	Wireline telephony		Wireless telephony		holding company		eliminations		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Commercialization of services
Other third-party services	(142.3)	(141.8)	(120.9)	(128.4)	(1.5)	(0.3)	4.6	17.8	(260.1)	(252.7)
Sales commissions	(208.6)	(484.6)	(329.5)	(248.7)	(3.8)	(150.3)	13.5	305.8	(528.4)	(577.8)
Provision for doubtful debts	(386.8)	(460.9)	(86.9)	(41.2)	(0.8)	(3.3)		(0.3)	(474.5)	(505.7)
Contact center	(270.4)	(300.4)	(116.3)	(82.0)	(4.0)	(5.8)			(390.7)	(388.2)
Postage and collection	(322.4)	(347.9)	(34.0)	(23.8)	(0.5)				(356.9)	(371.7)
Advertising and publicity	(253.7)	(171.4)	(212.4)	(118.0)	(8.9)	(9.2)	165.1	6.8	(309.9)	(291.8)
Other costs	(205.9)	(221.0)	(68.1)	(70.1)	(0.4)	(3.6)	2.4	2.4	(272.0)	(292.3)

Total	(1,790.1)	(2,128.0)	(968.1)	(712.2)	(19.9)	(172.5)	185.6	332.5	(2,592.5)	(2,680.2)

General and administrative expenses	(946.6)	(852.5)	(203.8)	(186.5)	(56.4)	(45.2)	(0.4)	0.1	(1,207.2)	(1,084.1)

Financial income (expenses), net	(1,205.0)	(1,322.3)	107.5	(61.4)	(198.1)	(229.2)	5.9	(3.2)	(1,289.7)	(1,616.1)

Other non-operating income (expenses), net	(669.9)	(662.0)	81.9	74.2	(12.2)	(60.2)	(156.9)	(124.9)	(757.1)	(772.9)

Net income (loss) for the year	1,601.4	1,738.2	151.3	(18.6)	1,226.4	1,710.2	(1,669.1)	(2,315.7)	1,310.0	1,114.1

Accounts receivable	3,384.8	3,335.6	559.8	466.2	23.5	29.4	(163.6)	(120.5)	3,804.5	3,710.7
Property, plant and equipment	8,275.9	9,204.5	3,439.8	3,274.9	17.5	38.9			11,733.2	12,518.3
Loans and financing	5,431.3	7,014.7			2,056.7	2,281.1	(170.9)	(666.1)	7,317.1	8,629.7